                                                     REGISTRATION NO. 333-
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           FIRST SHARES BANCORP, INC.
                 (Name of small business issuer in its charter)

             INDIANA                              6022                            35-1948962
    (State or jurisdiction of         (Primary Standard Industrial             (I.R.S. Employer
          incorporation               Classification Code Number)            Identification No.)
         or organization)

                            996 SOUTH STATE ROAD 135
                            GREENWOOD, INDIANA 46143
                                 (317) 882-4790
         (Address and telephone number of principal executive offices)

                            996 SOUTH STATE ROAD 135
                            GREENWOOD, INDIANA 46143
(Address of principal place of business or intended principal place of business)

                                  JERRY ENGLE
                            996 SOUTH STATE ROAD 135
                            GREENWOOD, INDIANA 46143
                                 (317) 882-4790
           (Name, address and telephone number of agent for service)
                                   Copies to:

              DAVID A. BUTCHER, ESQ.                                 JOHN ZERKLE, ESQ.
             BOSE MCKINNEY & EVANS LLP                         LEAGRE CHANDLER & MILLARD LLP
     135 NORTH PENNSYLVANIA STREET, SUITE 2700           135 NORTH PENNSYLVANIA STREET, SUITE 1400
            INDIANAPOLIS, INDIANA 46204                         INDIANAPOLIS, INDIANA 46204
                  (317) 684-5000                                      (317) 808-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO BE          OFFERING PRICE           AGGREGATE              AMOUNT OF
   SECURITIES TO BE REGISTERED           REGISTERED              PER UNIT            OFFERING PRICE        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value......        862,500                 $11.00               $9,487,500             $2,504.70
------------------------------------------------------------------------------------------------------------------------------
          Total...................                                $11.00               $9,487,500             $2,504.70
==============================================================================================================================

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MARCH 2, 2000
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Prospectus
            , 2000

                          [First Shares Bancorp, Inc.]

                           First Shares Bancorp, Inc.
                         750,000 shares of Common Stock
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FIRST SHARES:

- We are the holding company for one of the fastest-growing banks in Central Indiana.

- First Shares Bancorp, Inc.
  996 South State Road 135
  Greenwood, Indiana 46143
  (812) 597-4790

- Proposed Market: Nasdaq SmallCap Market
THE OFFERING:

- First Shares is offering all 750,000 of the shares.

- This is a firm commitment underwriting. The underwriters have an option to purchase an additional 112,500 shares from First Shares to cover over-allotments.

- This is our initial public offering, and there is no existing active trading market for these shares.

- We expect the maximum offering price to be between $9 and $11 per share.

- We plan to use the proceeds from the offering to fund our expansion plans, including the purchase of an additional branch bank in Nashville, Indiana, and for general corporate purposes.

- Closing:             , 2000.

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                                                               Per Share   Total
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Public offering price:                                          $          $
Underwriting discounts and commissions:                         $          $
Proceeds to First Shares:                                       $          $
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THIS INVESTMENT INVOLVES RISK. IT IS NOT A DEPOSIT OR AN ACCOUNT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. SOME OF THE RISKS OF THIS INVESTMENT ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 6.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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                            DAVID A. NOYES & COMPANY

[LOGO]

[Graphic consisting of a map of the State of Indiana showing Marion, Johnson, Morgan and Brown Counties, and an enlarged view of those counties showing the approximate locations of Indianapolis and First Bank's Morgantown Office, Greenwood Offices, Bargersville Office, Trafalgar Office and Nashville Office.]

GREENWOOD OFFICES:

996 South State Road 135
Greenwood, Indiana

1266 North Madison Avenue
Greenwood, Indiana

TRAFALGAR OFFICE:

110 North State Road 135
Trafalgar, Indiana

MORGANTOWN OFFICE:

180 West Washington Street
Morgantown, Indiana

BARGERSVILLE OFFICE:

250 North State Road 135
Bargersville, Indiana

NASHVILLE OFFICE (CURRENTLY):

160 East Main Street
Nashville, Indiana

NASHVILLE OFFICE (PENDING):

41 South Hawthorne Street
Nashville, Indiana

                             ---------------------

                              INVESTOR RELATIONS:
                                 Jerry R. Engle
                                 (317) 882-4790
                              jengle@f1rstbank.com

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. Market and industry data used in this prospectus are based on independent industry publications, other publicly available information or the good faith belief of our management. Although we believe that these sources are reliable, the accuracy and completeness of the information is not guaranteed and has not been independently verified. All references to "we" or "us" or "our" in this prospectus mean First Shares Bancorp, Inc. and First Bank collectively, except where it is clear we mean only the parent holding company or only the bank. The information contained in this prospectus assumes that the underwriters do not exercise the over-allotment option. All share and per share amounts in this prospectus have been adjusted to account for a six-for-one stock split completed by First Shares in January 2000.

                   FIRST SHARES BANCORP, INC. AND FIRST BANK

BUSINESS

     First Shares is a bank holding company that owns all of the common stock of First Bank, an Indiana-chartered bank with deposit accounts insured by the Federal Deposit Insurance Corporation. After 100 years of slow, conservative growth, we implemented an aggressive new growth strategy in March 1999 with the goal of capturing a significant portion of the market for banking services in South Central Indiana. During 1999 our loan portfolio and deposits increased by 73.2% and 65.3%, respectively.

FIRST BANK'S MARKET AREA

     We operate in Central Indiana, principally in Johnson, Morgan and Brown counties, south of Indianapolis. As of July 1998, the most recent date for which figures were available, these three counties had a combined population of approximately 191,000. Johnson County was the third fastest growing county in Indiana based on population increase from 1997 to 1998. As of December 31, 1999, the three-county area had an unemployment rate of less than 3%.

MANAGEMENT

     Jerry R. Engle is our President and Chief Executive Officer. He has approximately 30 years of banking experience. Until March 1999, when he joined First Bank, Mr. Engle was the chief executive officer of Citizens Bank of Central Indiana, a position he assumed in 1992 when Indiana Bancshares, Inc., of which he was chief executive officer, merged into CNB Bancshares, Inc., the holding company for Citizens. During his tenure at Citizens, Mr. Engle managed the CNB affiliate bank based in Greenwood, Indiana. In 1998, this affiliate bank had average assets of approximately $652.1 million and was one of the most profitable affiliate banks owned by CNB, with a return on average assets of 1.43% and a return on average equity of 20.97%.

     John Ditmars is our Executive Vice President, a position he has held since March 1999. He has approximately 20 years of banking experience. Until March 1999, Mr. Ditmars was the Senior Lending Officer and head of the Commercial Lending Department at Citizens Bank of Central Indiana, where he worked with Mr. Engle.

     Frank A. "Andy" Rogers is our Chairman of the Board of Directors, a position he assumed in 1999. He has approximately 37 years of banking experience and had served as the chief executive officer of three separate financial institutions prior to his affiliation with us.

                              RECENT DEVELOPMENTS

     First Bank has entered into an agreement with Huntington National Bank and its holding company to purchase a branch bank in Nashville, Indiana. In addition to a permanent banking facility, the branch being purchased by First Bank had deposits of approximately $14 million and loans of approximately $5.5 million as of December 31, 1999.

                                  THE OFFERING

Securities Offered for
Sale.......................  Shares of common stock of First Shares Bancorp,
                             Inc.

Number of Shares being
Offered....................  750,000. In addition, the underwriters have a
                             30-day option to purchase up to 112,500 additional shares to cover over-allotments.

Price to the Public........  Estimated to be between $9.00 and $11.00 per share.

Number of Shares to be
  Outstanding after the
  Offering.................  1,414,512 shares, not including an additional
                             141,000 shares that are reserved for issuance under First Shares' stock option plans.

Dividend Policy............  We do not intend to pay any cash dividends in the foreseeable future.

Use of proceeds............  We intend to use the net proceeds from the offering to fund our expansion plans, including the acquisition of an additional branch bank in Nashville, Indiana, and for general corporate purposes.

Risk Factors...............  You should read the "Risk Factors" section beginning on page 6 before deciding to invest in the offering.

Proposed Trading Market....  Nasdaq SmallCap Market.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements for the years ended December 31, 1999, 1998, and 1997 and related notes, which can be found at the end of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                                                                 YEAR ENDED
                                               -----------------------------------------------
                                                1999      1998      1997      1996      1995
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING DATA:
Net interest income (tax equivalent)(1).....   $ 3,951   $ 3,364   $ 3,333   $ 3,045   $ 2,376
Interest expense............................     1,817     1,470     1,505     1,474     1,083
                                               -------   -------   -------   -------   -------
Net interest income (tax equivalent)(1).....     2,134     1,894     1,828     1,571     1,293
Tax equivalent adjustment(1)................       (40)      (43)      (22)      (14)      (10)
                                               -------   -------   -------   -------   -------
Net interest income.........................     2,094     1,851     1,806     1,557     1,283
Provision for loan losses...................      (280)     (526)      (15)       --        --
Noninterest income..........................       198       183       215       329       164
Noninterest expense.........................     2,694     1,599     1,536     1,406       995
                                               -------   -------   -------   -------   -------
Income (loss) before income taxes...........      (682)      (91)      470       480       452
Income tax expense (benefit)................       (73)      (85)      182       188       179
                                               -------   -------   -------   -------   -------
Net income (loss)...........................   $  (609)  $    (6)  $   288   $   292   $   273
                                               =======   =======   =======   =======   =======
PER SHARE DATA:
Basic earnings (loss) per share.............   $ (0.97)  $ (0.01)  $  0.53   $  0.53   $  0.49
Diluted earnings (loss) per share...........     (0.97)    (0.01)     0.52      0.52      0.49
Cash dividends per share....................      0.13      0.17      0.16      0.16      0.15
Book value per share........................      6.92      8.22      8.37      7.93      7.56
CONSOLIDATED BALANCE SHEET DATA:
Total assets................................   $68,670   $42,865   $41,938   $41,369   $41,007
Earning assets..............................    63,956    39,646    38,831    38,570    35,932
Securities available for sale...............    16,875     8,535     4,907     4,158     7,091
Securities held to maturity.................       617     1,334     2,874     6,043     8,571
Loans.......................................    46,146    26,651    28,921    25,695    18,970
Allowance for loan losses...................      (549)     (346)     (396)     (555)     (564)
Total deposits..............................    62,987    38,107    36,997    36,793    36,653
Noninterest-bearing deposits................     6,990     5,946     5,793     4,815     5,003
Interest-bearing deposits...................    55,997    32,161    31,204    31,978    31,650
Shareholders' equity........................     4,597     4,485     4,566     4,323     4,156
FINANCIAL RATIOS:
Loans to deposits...........................     73.26%    69.94%    78.17%    69.84%    51.76%
Return on average assets....................     (1.19)    (0.01)     0.70      0.67      0.87
Return on average equity....................    (12.33)    (0.13)     6.59      7.20      6.84
Dividend payout ratio.......................        --        --     30.90     29.79     30.77
Net interest margin.........................      4.56      4.87      4.74      3.86      4.36
Nonperforming loans to total loans..........      0.31      0.97      1.50      0.70      0.49
Leverage capital ratio......................      7.13      9.92     10.03      9.30     10.50

------------------------------

(1) Net interest income has been presented on both a tax equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with generally accepted accounting principles as reflected in the consolidated financial statements.

                                  RISK FACTORS

     In connection with this offer, you should consider carefully all of the information in this prospectus and, in particular, the following factors:

WE HAVE ONLY BEEN OPERATING UNDER OUR NEW STRATEGY FOR A SHORT PERIOD OF TIME.

     We changed our senior management and first began to implement our new rapid growth strategy in March 1999. Thus, we have operated under the new strategy for only a short period of time, and in that respect we are similar to a new business. As a result, our historical financial information for years prior to 1999 is not a good reflection of the level of risk inherent in our new strategy. In addition, we have had net losses during our last two fiscal years. During 1998 we experienced a net loss due principally to charge-off of a loan, and during 1999 we experienced a net loss due principally to the expenses of implementing our growth strategy. If we were to continue to experience net losses, the value of your interest could decrease and we might be forced to curtail our growth strategy to remain within regulatory capital requirements.

IF OUR GROWTH STRATEGY IS LIMITED BY FACTORS BEYOND OUR CONTROL, IT COULD LIMIT FUTURE EARNINGS INCREASES.

     Our strategy is to grow internally and by branch acquisitions. This strategy will be successful only if we can increase our level of loans and deposits at acceptable risk levels and terms without increasing non-interest expenses proportionately. Most of the net proceeds of this offering will be used to support our future growth, including the acquisition of a new branch bank in Nashville, Indiana. Competitive, economic and other factors could result in slower growth or higher non-interest expenses than anticipated, and we cannot assure you that our growth strategy will be successful.

WE DO NOT PLAN TO PAY CASH DIVIDENDS IN THE IMMEDIATE, FORESEEABLE FUTURE.

     We do not expect to pay dividends on our common stock in the immediate, foreseeable future. You should not buy shares in this offering if you need dividend income from this investment. At least initially, First Shares will have no significant assets other than its ownership of First Bank, and the only source of funds for paying dividends to shareholders will be dividends First Shares receives from First Bank. First Bank may not generate sufficient earnings to enable it to pursue our growth strategy and also pay dividends to First Shares. Even if it does, First Shares' board of directors would not be required to pay dividends to shareholders. Regulatory requirements will also limit our ability to pay dividends.

UNTIL NOW THERE HAS BEEN NO ACTIVE MARKET FOR OUR COMMON STOCK, AND WE CANNOT ASSURE YOU THAT A MARKET WILL EXIST WHEN YOU WANT TO SELL YOUR SHARES.

     Prior to this offering, there has been no public market for our common stock. Although we will apply to list our common stock on the Nasdaq SmallCap Market, we cannot assure you that the application will be approved, that a market for our common stock will develop or, if it develops, that it will be sustained. We and David A. Noyes & Company have had discussions with other investment banking firms regarding market making activity and such firms, as well as David A. Noyes & Company, have indicated a willingness to act as market makers with respect to our common stock. Even with such market makers, however, we believe it is likely that the trading volume on any given day will be low compared to other, larger companies. Thus, you may have some difficulty in buying or selling our shares.

IF FIRST BANK EXPERIENCES GREATER LOAN LOSSES THAN ANTICIPATED, IT WILL HAVE AN ADVERSE EFFECT ON OUR NET INCOME AND OUR ABILITY TO FUND OUR GROWTH STRATEGY.

     The risk of nonpayment of loans is inherent in banking. If we experience greater nonpayment than anticipated, our earnings and overall financial condition, as well as the value of our common stock, could be adversely affected. Moreover, in order to achieve our growth targets, we may be required to increase commercial, consumer and agricultural lending in proportion to single-family residential real estate loans. As a result, we may assume greater risks than we have experienced in the past. Commercial loans involve more credit risk than residential real estate loans because they rely primarily on the operations of the borrower for repayment and secondarily on the underlying collateral. Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral and the potential adverse effects from job loss, illness or personal bankruptcy of the borrower. Agricultural loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because the collateral generally consists largely of crops and livestock, which may be adversely affected by weather, disease or commodity prices.

     We attempt to manage our credit risk, and we also maintain an allowance for loan losses to provide for loan defaults and nonperformance. However, we cannot assure you that our monitoring, procedures and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the recent and anticipated growth in our loan portfolio, loan losses may be greater than in the past and management's estimates of the appropriate level for the allowance may be in error. Loan losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect our results of operations.

OUR OPERATIONS AND PROFITABILITY WILL BE AFFECTED BY THE LOCAL ECONOMY.

     We operate in Central Indiana, principally the City of Greenwood and Johnson County, south of Indianapolis. While the economy in this area generally has been good in recent years, an economic downturn in the area would probably have a significant negative impact on us.

IN ORDER TO BE PROFITABLE, WE MUST COMPETE SUCCESSFULLY WITH OTHER FINANCIAL INSTITUTIONS WHICH HAVE GREATER RESOURCES AND CAPABILITIES THAN WE DO.

     The banking business is extremely competitive. Most of our competitors are larger and have greater resources than we do. We will have to overcome historical relationships to attract customers away from our competition. We compete with the following types of institutions:

     - other banks
     - savings banks
     - thrifts
     - credit unions
     - consumer finance companies
     - securities brokerage firms
     - mortgage brokers
     - insurance companies
     - mutual funds
     - trust companies

     Some of our competitors are not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Some of these competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines or other factors.

     Our legal lending limit is determined by applicable law. The size of the loans which we offer to our customers may be less than the size of the loans that most of our competitors are able to offer. This limit may affect to some degree our ability to seek relationships with the larger businesses in our market and in Indianapolis. We expect to satisfy loan requests in excess of our lending limit through the sale of participations in such loans to other banks. However, we cannot assure you that we will be successful in attracting or maintaining customers seeking larger loans or that we will be able to engage in the sale of participations in such loans on terms we consider favorable.

OUR NEED TO COMPLY WITH EXTENSIVE AND COMPLEX GOVERNMENTAL REGULATION COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS, AND OUR OPERATIONS AND PROFITABILITY WILL BE AFFECTED BY FEDERAL POLICIES OUTSIDE OF OUR CONTROL.

     The banking industry is subject to extensive regulation by state and federal banking authorities. Many of these regulations are intended to protect depositors, the public or the FDIC, not shareholders. Regulatory requirements will affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth. Regulations affecting financial institutions are undergoing continuous change, and such changes could adversely affect us. Sometimes, these changes are applied retroactively. In addition, the burden imposed by these federal and state regulations may place banks in general, and us specifically, at a competitive disadvantage compared to less regulated competitors.

     In addition, various aspects of the banking industry and our operations will be affected by federal economic and monetary policies, which are outside our control. Changes in federal economic and monetary policies may adversely affect our ability to attract deposits, make loans and achieve satisfactory interest spreads.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION OF YOUR INVESTMENT.

     If you purchase our common stock in this offering, you will realize an immediate dilution of approximately $2.00 in net tangible book value per share of common stock, based on our December 31, 1999 shareholders' equity and assuming an offering price of $10 per share and the maximum underwriters' commission.

THE LOSS OF ONE OR MORE KEY EXECUTIVES COULD SERIOUSLY IMPAIR OUR ABILITY TO IMPLEMENT OUR STRATEGY.

     For the foreseeable future, we will depend upon the services of Jerry R. Engle, our President and Chief Executive Officer, as well as other senior management we employ. The loss of services of Mr. Engle may have a material adverse effect on our operations. To protect against such a loss, we have applied for a key-man life insurance policy covering Mr. Engle in the amount of $2 million. We cannot assure you that the policy will be issued or that we will be able to maintain it on satisfactory terms. In an effort to maintain Mr. Engle's employment, we entered into a three-year employment agreement with Mr. Engle in March 1999. We also entered into a three-year employment agreement with Mr. Ditmars at that time. If Mr. Engle, Mr. Ditmars or any other key employee were no longer employed by us, it could impair our ability to implement our growth strategy. In addition, if we are unable to hire qualified and experienced personnel to adequately staff our anticipated growth, our operating results would be adversely affected.

OUR MANAGEMENT OWNS A SUBSTANTIAL PORTION OF OUR COMMON STOCK, AND THEIR INTERESTS MAY CONFLICT WITH YOURS.

     As of December 31, 1999, our directors and executive officers beneficially owned approximately 36.7% of our common stock. Upon completion of this offering, we expect that our directors and executive officers will beneficially own approximately 19.3% of our common stock. Accordingly, such persons will be in a position to exercise substantial influence over our affairs and may impede the acquisition of control by a third party. We cannot assure you that the interests of our directors, executive officers and key employees will always align precisely with your interest as a holder of our common stock.

CHANGES IN INTEREST RATES COULD HAVE AN ADVERSE EFFECT ON OUR NET INCOME.

     Our profitability is based in part on the difference or "spread" between the interest rates we earn on investments and loans and the interest rates we pay on deposits and other interest-bearing liabilities. Like most banking institutions, our net interest spread and margin is affected by general economic conditions and other factors that influence market interest rates and by our ability to respond to changes in interest rates. At any given time, our assets and liabilities are affected differently by a given change in interest rates, principally because we do not match the maturities of our loans and investments precisely with our deposits and other funding sources. As a result, an increase or decrease in interest rates could have a material adverse effect on our net income, capital and liquidity. As of December 31, 1999, we had a negative interest rate gap of 25.7% of earning assets in the one-year time frame. This means our earnings would be adversely affected by periods of rising interest rates because during such periods the interest expense paid on deposits and borrowings will generally increase more rapidly than the interest income earned on loans and investments. For information regarding our interest rate risk sensitivity and our negative interest rate gap at December 31, 1999 as computed on various future time horizons, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Liquidity and Rate Sensitivity." While management intends to take measures to mitigate interest rate risk, we cannot assure you that such measures will be effective in minimizing our exposure to interest rate risk.

     In addition to affecting interest income and expense, changes in interest rates also can affect the value of a financial institution's interest-earning assets, which consist of fixed- and adjustable-rate instruments (such as loans and investments). Generally, the value of fixed-rate instruments fluctuates inversely with changes in interest rates. Changes in interest rates also can affect the average life of, and demand for, loans and mortgage-related securities. In a declining interest rate environment, for example, a financial institution is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the paid-off loans.

IF WE ARE UNABLE TO MAKE TECHNOLOGICAL IMPROVEMENTS NECESSARY TO COMPETE FOR CUSTOMERS, OUR ABILITY TO GROW AS ANTICIPATED WILL BE ADVERSELY AFFECTED.

     The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. We are preparing to allow customers to perform certain banking transactions over the Internet, but we have no operating history with Internet banking. In addition, many of our competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than we can perform them. We cannot assure you that we will be able to implement new technology-driven products and services effectively or be successful in marketing such products and services to our customers.

THE MARKET PRICE OF YOUR COMMON STOCK COULD BE ADVERSELY AFFECTED BY SALES OF ADDITIONAL SHARES INTO THE MARKET.

     Following completion of this offering, we will have 1,414,512 shares of our common stock outstanding (1,527,012 if the underwriters' over-allotment option is exercised in full), assuming no exercise of any outstanding options to purchase shares of common stock. The 750,000 shares offered by this prospectus (862,500 shares if the underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, except for any shares which are purchased by our affiliates. Our directors, executive officers and certain shareholders, whom we expect to hold an aggregate of 231,692 shares upon completion of this offering (excluding shares that they have the right to acquire pursuant to options granted to them under our stock option plans), have agreed not to offer, sell, or contract to sell any common stock for a period of one year after the date of this prospectus without the prior written consent of David A. Noyes & Company. Upon expiration of this one-year period, approximately 23,169 of these shares (representing approximately 1.6% of the total number of shares which will be outstanding following completion of this offering) could be resold by these and other persons who are our affiliates during each of the next three years, and thereafter the remaining shares owned by these persons could be resold, subject to certain requirements of Rule 144 under the Securities Act. These requirements include a limit on the number of shares that may be sold in any three-month period equal to the greater of:

          (1) 1% of the shares outstanding (approximately 14,145 shares following completion of this offering or approximately 15,270 if the over-allotment option is exercised in full); or

          (2) the average weekly trading volume of shares of our common stock for the four-week period prior to the time of such resale.

Sales of a significant number of shares of common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER PROVISIONS IN OUR ARTICLES OF INCORPORATION COULD REDUCE THE LIKELIHOOD THAT YOU WILL RECEIVE A TAKEOVER PREMIUM.

     Certain provisions of state and federal law and our articles of incorporation and by-laws will make it more difficult for anyone to acquire control of us without our board of directors' approval. In many cases, shareholders receive a premium for their shares in a change of control, and these provisions could make it somewhat less likely that a change in control will occur or that you will receive a premium for your shares if a change of control does occur.

SOME OF OUR FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT TURN OUT TO BE CORRECT.

     Some of the statements contained in this prospectus are forward-looking. All statements regarding our expected financial position, business and financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue." Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Actual results could be materially different from and worse than our expectations for various reasons, including those discussed in this section.

                              RECENT DEVELOPMENTS

     We have entered into an agreement with Huntington National Bank and its holding company to purchase a branch bank in Nashville, Indiana. Since November 1999, we have operated a branch in Nashville in temporary quarters. In addition to a permanent banking facility, the branch we are purchasing had deposits of approximately $14 million and loans of approximately $5.5 million as of December 31, 1999. The purchase is subject to state and federal regulatory approval. We anticipate that the purchase will be closed in the second quarter.

                                USE OF PROCEEDS

     We estimate the net proceeds from the sale of the 750,000 shares of common stock we are offering will be about $6.7 million, assuming an offering price of $10 per share and after deducting estimated underwriting discounts and commissions and offering expenses (about $7.8 million if the underwriters' over-allotment option is exercised in full).

     First Shares expects to contribute $5.7 million ($6.8 million if the underwriters' over-allotment option is exercised in full) of the net proceeds of the offering to First Bank. We intend to use these net proceeds to fund our expansion strategy, including the acquisition of a branch bank in Nashville, Indiana, and for general corporate purposes. See "Recent Developments."

     The estimated $1 million of net proceeds to be retained by First Shares (plus any net proceeds received as a result of the exercise of the underwriters' over-allotment option) will initially be invested in investment grade securities and held by First Shares as working capital for general corporate purposes and to pay operating expenses, as well as for possible future capital contributions to First Bank. These funds will also be available to finance possible acquisitions of other branches or expansion into other lines of business closely related to banking, although we presently have no plans to do so.

                                DIVIDEND POLICY

     We initially expect that our earnings, if any, will be retained to finance our growth and that we will pay no cash dividends for the foreseeable future. We may consider payment of dividends at some point in the future. However, the declaration of dividends is at the discretion of the board of directors, and we cannot assure you that dividends will be declared at any time. If and when dividends are declared, they will be largely dependent upon the earnings of First Bank.

     As a banking corporation organized under Indiana law, First Bank is restricted as to the maximum amount of dividends it may pay to First Shares. Indiana law prohibits First Bank from declaring or paying dividends that would impair First Bank's capital or that would be greater than its undivided profits. In addition, the prior approval of the Department of Financial Institutions of the State of Indiana (the "DFI") is required for the payment of any dividend if the aggregate amount of all dividends paid by First Bank during such calendar year, including the proposed dividend, would exceed the sum of the retained net income of First Bank for the year to date and previous two years. The DFI and the Federal Deposit Insurance Corporation (the "FDIC") are also authorized to prohibit the payment of dividends by First Bank under certain circumstances. See "Supervision and Regulation -- First Bank -- Dividends." Such requirements and policies may limit First Shares' ability to obtain dividends from First Bank for its cash needs, including payment of dividends to our shareholders and the payment of operating expenses.

     First Shares is organized under the Indiana Business Corporation Law, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation of the corporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") may impose restrictions on dividends paid by First Shares. See "Supervision and Regulation -- First Shares -- Dividends."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999 on an actual basis and on a pro forma basis as adjusted to give effect to this offering, assuming an offering price of $10 per share and that the underwriters' overallotment option is not exercised. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

                                                              AS OF DECEMBER 31, 1999
                                                              -----------------------
                                                               ACTUAL    AS ADJUSTED
                                                                  (IN THOUSANDS)
Total liabilities...........................................  $64,073      $64,073
                                                              =======      =======
Shareholders' equity:
  Common Stock..............................................        7           14
  Additional paid-in capital................................    1,988        8,706
  Retained earnings.........................................    2,749        2,749
  Accumulated other comprehensive income....................     (147)        (147)
                                                              -------      -------
          Total shareholders' equity........................  $ 4,597      $11,322
                                                              =======      =======
          Book value per share..............................  $  6.92      $  8.00
                                                              =======      =======

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements for the years ended December 31, 1999, 1998, and 1997 and related notes, which can be found at the end of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                                                                 YEAR ENDED
                                               -----------------------------------------------
                                                1999      1998      1997      1996      1995
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING DATA:
Net interest income (tax equivalent)(1)......  $ 3,951   $ 3,364   $ 3,333   $ 3,045   $ 2,376
Interest expense.............................    1,817     1,470     1,505     1,474     1,083
                                               -------   -------   -------   -------   -------
Net interest income (tax equivalent)(1)......    2,134     1,894     1,828     1,571     1,293
Tax equivalent adjustment(1).................      (40)      (43)      (22)      (14)      (10)
                                               -------   -------   -------   -------   -------
Net interest income..........................    2,094     1,851     1,806     1,557     1,283
Provision for loan losses....................     (280)     (526)      (15)       --        --
Noninterest income...........................      198       183       215       329       164
Noninterest expense..........................    2,694     1,599     1,536     1,406       995
                                               -------   -------   -------   -------   -------
Income (loss) before income taxes............     (682)      (91)      470       480       452
Income tax expense (benefit).................      (73)      (85)      182       188       179
                                               -------   -------   -------   -------   -------
Net income (loss)............................  $  (609)  $    (6)  $   288   $   292   $   273
                                               =======   =======   =======   =======   =======
PER SHARE DATA:
Basic earnings (loss) per share..............  $ (0.97)  $ (0.01)  $  0.53   $  0.53   $  0.49
Diluted earnings (loss) per share............    (0.97)    (0.01)     0.52      0.52      0.49
Cash dividends per share.....................     0.13      0.17      0.16      0.16      0.15
Book value per share.........................     6.92      8.22      8.37      7.93      7.56
CONSOLIDATED BALANCE SHEET DATA:
Total assets.................................  $68,670   $42,865   $41,938   $41,369   $41,007
Earning assets...............................   63,956    39,645    38,831    38,570    35,932
Securities available for sale................   16,875     8,535     4,907     4,158     7,091
Securities held to maturity..................      617     1,334     2,874     6,043     8,571
Loans........................................   46,146    26,651    28,921    25,695    18,970
Allowance for loan losses....................     (549)     (346)     (396)     (555)     (564)
Total deposits...............................   62,987    38,107    36,997    36,793    36,653
Noninterest-bearing deposits.................    6,990     5,946     5,793     4,815     5,003
Interest-bearing deposits....................   55,997    32,161    31,204    31,978    31,650
Shareholders' equity.........................    4,597     4,485     4,566     4,323     4,156
FINANCIAL RATIOS:
Loans to deposits............................    73.26%    69.94%    78.17%    69.84%    51.76%
Return on average assets.....................    (1.19)    (0.01)     0.70      0.67      0.87
Return on average equity.....................   (12.33)    (0.13)     6.59      7.20      6.84
Dividend payout ratio........................       --        --     30.90     29.79     30.77
Net interest margin..........................     4.56      4.87      4.74      3.86      4.36
Nonperforming loans to total loans...........     0.31      0.97      1.50      0.70      0.49
Leverage capital ratio.......................     7.13      9.92     10.03      9.30     10.50

------------------------------

(1) Net interest income has been presented on both a tax equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with generally accepted accounting principles as reflected in the consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our selected financial statements and the related notes presented elsewhere in this prospectus, as well as our historical financial statements which appear at the end of this prospectus.

     Certain statements in this section constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of First Shares to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

  NET INCOME

     During 1999, we implemented a new strategic plan, focused on growing total loans and deposits and increasing market share. As part of this plan, three new branch locations were opened, a mortgage banking division was added, and various other new products and services were introduced. With this growth, total employees doubled. These significant expenditures resulted in a net loss of $609,000 or $.97 per share for 1999 compared to a net loss of $6,000 or $.01 per share in 1998. A net profit of $288,000 was reported in 1997, or earnings of $.53 per share.

     Return on average assets (ROA) for 1999, 1998, and 1997 was (1.19)%, (.01)% and .70%, while return on average equity (ROE) was (12.33)%, (.13)%, and 6.59% for those same periods.

  NET INTEREST INCOME

     Net interest income is the most significant component of our earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans, securities and short-term investments, and interest paid on deposits and other borrowings. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and interest rates. For 1999, net interest income totaled $2.1 million compared to $1.9 million in 1998, an increase of $243,000 or 13.1%. This increase was driven primarily by the increase in earning assets as we expanded our branch network into new markets, as mentioned above. Net interest income was relatively stable from 1997 to 1998, increasing by $45,000 or 2.5%, as earning assets experienced modest growth.

     Interest income for 1999 totaled $3.9 million, compared to $3.3 million for 1998, an increase of $590,000 or 17.8%. The increase in 1999 can be attributed to growth in both the investment and loan portfolios. Average investments, including securities and federal funds sold, were $13.9 million in 1999, up by $4.1 million from 1998's $9.9 million level, an increase of 41.1%. The average loan balance showed similarly strong growth, increasing from $29 million in 1998 to $32.9 million in 1999, an increase of $3.9 million or 13.4%. The increased volume of earning assets has driven the growth in interest income, as average yields, on a fully tax-equivalent basis, experienced a slight decline, falling from 8.66% for 1998 to 8.45% for 1999.

     Interest expense for 1999 increased $347,000, or 18.3%, compared to 1998. The increase was primarily attributable to increased volume, as average deposits increased, in all categories, by a total of $7.1 million, or 22.5%, during 1999. Time deposits increased the most, with the average balance rising by $4.8 million. Despite these increases, the average cost of interest bearing liabilities declined slightly, to 4.57% in 1999 from 4.67% in 1998, as market factors allowed us to reduce our rates on time and savings deposits and still attract customers. Year end balances of interest bearing deposits were up $23.8 million or 74.1%, driven by a short-term certificate of deposit promotion initiated in November 1999. That promotion generated approximately $11.0 million of new funds. These time deposits had relatively higher interest rates and begin to mature in February 2000. Management anticipates retaining a significant portion of these funds, but that cannot be assured.

     Interest income totaled $3.3 million for 1998, an increase of $10,000 or .30% compared to 1997. Average earning assets were relatively flat from 1997 to
1998. Average investments declined from 1997 to 1998 by $1.9 million (16.5%) while average loans increased slightly, from $26.8 million in 1997 to $29.0 million in 1998, a change of $2.2 million or 8.3%. The yield on interest-earning assets was virtually unchanged, 8.64% for 1997 compared to 8.66% for 1998.

     The following tables set forth an analysis of our net interest income (on a tax-equivalent basis) for 1999, 1998 and 1997.

                   AVERAGE BALANCE SHEETS AND INTEREST RATES

                                     ASSETS

                                                                        YEARS ENDED DECEMBER 31,
                                       ------------------------------------------------------------------------------------------
                                                   1999                           1998                           1997
                                       ----------------------------   ----------------------------   ----------------------------
                                       AVERAGE              AVERAGE   AVERAGE              AVERAGE   AVERAGE              AVERAGE
                                       BALANCE   INTEREST    RATE     BALANCE   INTEREST    RATE     BALANCE   INTEREST    RATE
                                                                         (DOLLARS IN THOUSANDS)
Interest earning assets
  Securities
    Taxable..........................  $ 9,649    $  570      5.91%   $ 5,171    $  305      5.90%   $ 9,317    $  550      5.90%
    Non-taxable(1)...................    1,634       117      7.14      1,734       126      7.25        931        67      7.20
    Federal funds sold...............    2,642       105      3.97      2,898       155      5.35      1,534        86      5.61
    Interest-bearing balances with
      banks..........................       43         2      4.65         --        --        --         --        --        --
    Unrealized gain/loss on AFS
      securities.....................      (76)       --        --         45        --        --          6        --        --
                                       -------    ------              -------    ------              -------    ------
        Total securities.............   13,892       794      5.71      9,848       586      5.95     11,788       703      5.96
  Loans
    Commercial.......................   10,077       996      9.88     11,475     1,091      9.51     10,910     1,056      9.68
    Real estate......................   17,864     1,619      9.06     14,513     1,354      9.33     13,455     1,298      9.65
    Installment and other consumer...    4,940       542     10.97      3,013       333     11.05      2,422       276     11.40
                                       -------    ------              -------    ------              -------    ------
        Total loans..................   32,881     3,157      9.60     29,001     2,778      9.58     26,787     2,630      9.82
                                       -------    ------              -------    ------              -------    ------
        Total earning assets.........   46,773    $3,951      8.45%    38,849    $3,364      8.66%    38,575    $3,333      8.64%
                                       -------    ======              -------    ======              -------    ======
Noninterest-earning assets
  Allowance for loan losses..........     (411)                          (386)                          (488)
  Premises and equipment.............      865                            555                            560
  Cash and due from banks............    2,600                          1,711                          1,745
  Accrued interest and other
    assets...........................    1,295                          1,180                            765
                                       -------                        -------                        -------
        Total assets.................  $51,122                        $41,909                        $41,157
                                       =======                        =======                        =======

                                              LIABILITIES AND SHAREHOLDERS' EQUITY

Interest-bearing liabilities
  Deposits
    Interest-bearing demand
      deposits.......................  $10,768    $  406      3.77%   $ 8,626    $  322      3.73%   $ 7,676    $  275      3.58%
    Savings deposits.................    5,615       153      2.72      5,460       163      2.99      5,475       166      3.03
    Time deposits....................   22,182     1,226      5.53     17,388       985      5.66     18,461     1,061      5.75
                                       -------    ------              -------    ------              -------    ------
        Total interest-bearing
          deposits...................   38,565     1,785      4.63     31,474     1,470      4.67     31,612     1,502      4.75
  Borrowed funds
    Short-term borrowings............       --        --        --         --        --        --         64         3      4.69
    Long-term debt...................    1,174        32      2.73         --        --        --         --        --        --
                                       -------    ------              -------    ------              -------    ------
        Total borrowed funds.........    1,174        32      2.73         --        --        --         64         3      4.69
                                       -------    ------              -------    ------              -------    ------
        Total interest-bearing
          liabilities................   39,739    $1,817      4.57%    31,474    $1,470      4.67%    31,676    $1,505      4.75%
                                       -------    ======              -------    ======              -------    ======
Noninterest-bearing liabilities
  Noninterest-bearing demand
    deposits.........................    6,304                          5,598                          5,199
  Accrued interest and other
    liabilities......................      141                            294                            (87)
  Shareholders' equity...............    4,938                          4,543                          4,369
                                       -------                        -------                        -------
        Total liabilities and
          shareholders' equity.......  $51,122                        $41,909                        $41,157
                                       =======                        =======                        =======
Interest margin recap
  Net interest income and interest
    rate spread......................             $2,134      3.87%              $1,894      3.99%              $1,828      3.89%
                                                  ======                         ======                         ======
  Net interest income margin.........                         4.56%                          4.87%                          4.74%

------------------------------

(1) Interest income on tax-exempt securities and loans has been adjusted to a tax-equivalent basis using a marginal federal income tax rate of 34% for all years.

                              VOLUME/RATE ANALYSIS

                                          1999 -- 1998                       1998 -- 1997
                                --------------------------------   --------------------------------
                                TOTAL    CHANGE DUE   CHANGE DUE   TOTAL    CHANGE DUE   CHANGE DUE
                                CHANGE   TO VOLUME     TO RATE     CHANGE   TO VOLUME     TO RATE
                                                      (DOLLARS IN THOUSANDS)
INTEREST INCOME
Loans.........................   $379       $373         $  6       $148       $213         $(65)
Securities
  Taxable.....................    265        265           --       (245)      (245)          --
  Tax-exempt..................     (9)        (7)          (2)        59         58            1
Interest-bearing balances with
  banks.......................      2          2           --         --         --           --
Federal funds sold............    (50)       (13)         (37)        69         73           (4)
                                 ----       ----         ----       ----       ----         ----
Total interest income.........   $587       $620         $(33)      $ 31       $ 99         $(68)
                                 ====       ====         ====       ====       ====         ====
INTEREST EXPENSE
Interest-bearing DDA..........   $ 84       $ 81         $  3       $ 47       $ 35         $ 12
Savings deposits..............    (10)         5          (15)        (3)        --           (3)
Time deposits.................    241        266          (25)       (76)       (61)         (15)
Short-term borrowings.........     --         --           --         (3)        (3)          --
Long-term borrowings..........     32         32           --         --         --           --
                                 ----       ----         ----       ----       ----         ----
Total interest expense........   $347       $384         $(37)      $(35)      $(29)        $ (6)
                                 ====       ====         ====       ====       ====         ====
Net Interest Income...........   $240       $236         $  4       $ 66       $128         $(62)
                                 ====       ====         ====       ====       ====         ====

     Net interest income, on a tax-equivalent basis, for 1999 was $2.1 million, 12.7% higher than in 1998. The net interest margin, on a tax-equivalent basis for 1999, 1998 and 1997 was 4.56%, 4.87%, and 4.74%. The net interest margin declined from 1998 to 1999, as growth in the loan portfolio was centered in mortgage loans, which have a lower yield than other loan products. The small increase in net interest margin from 1997 to 1998 was the result of reducing cost of funds, principally on time deposits.

  PROVISION FOR LOAN LOSSES AND ASSET QUALITY

     The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb losses inherent in the loan portfolio. We conduct, on a quarterly basis, a detailed evaluation of the adequacy of the allowance.

     The tables below set forth a summary of the activity in and the composition of the allowance for loan losses.

                     ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

                                                               FOR YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                                  (DOLLARS IN THOUSANDS)
Balance at beginning of year................................  $   346    $   396    $   555
Loans charged off
  Commercial................................................      (94)      (603)      (222)
  Real estate -- residential................................      (14)        (2)        --
  Consumer..................................................      (61)       (23)       (11)
                                                              -------    -------    -------
          Total charge-offs.................................     (169)      (628)      (233)
                                                              -------    -------    -------
Charge-offs recovered
  Commercial................................................       40          2         31
  Real estate -- residential................................       12         20          1
  Consumer..................................................       40         30         27
                                                              -------    -------    -------
          Total recoveries..................................       92         52         59
                                                              -------    -------    -------
Net loans charged off.......................................      (77)      (576)      (174)
Current year provision......................................      280        526         15
                                                              -------    -------    -------
Balance at end of year......................................  $   549    $   346    $   396
                                                              =======    =======    =======
Loans at year end...........................................  $46,146    $26,651    $28,921
Ratio of allowance to loans at year end.....................     1.19%      1.30%      1.37%
Average loans...............................................  $32,881    $29,001    $26,787
Ratio of net loans charged-off to average loans.............     0.23%      1.99%      0.65%

                                                              ALLOCATION OF ALLOWANCE
                                                                  FOR LOAN LOSSES
                                                                    DECEMBER 31,
                                                              ------------------------
                                                               1999     1998     1997
                                                               (DOLLARS IN THOUSANDS)
Commercial..................................................   $203     $ 65     $113
Real estate -- residential..................................     47       39       42
Consumer....................................................    262       25       18
Unallocated.................................................     37      217      223
                                                               ----     ----     ----
Total.......................................................   $549     $346     $396
                                                               ====     ====     ====

     The provision for loan losses was $280,000, $526,000, and $15,000 for 1999, 1998, and 1997, respectively. Historically, we provided nominally for the allowance, as is evident by the $15,000 expense in 1997. However, during 1998, a large commercial relationship was charged-off as we discovered the borrower made fraudulent representations at the time of the loan's origination. Approximately $500,000 was charged-off for this one borrower, resulting in a provision of $526,000 in order to ensure that the allowance for loan losses was adequate. Total charge-offs in 1997 were $233,000, primarily attributable to two developers who suffered difficulties during this time period and were unable to repay their loans. Total charge-offs in 1999 were down considerably from the 1998 level. The 1999 provision and relative increase in the allowance reflect primarily the strong loan growth realized during the year, rather than large charge-offs as was the case in 1998. In fact, net charge-offs in 1999 declined to $77,000 (.23% of loans). However, given the growth experienced and our intention to continue to focus on loan growth, we deemed it necessary to record a provision sufficient to maintain the allowance at approximately the same level, relative to loans, as had been the case in the past. The allowance for loan losses at year end 1999 was

$549,000, or 1.19% of total loans, compared to $346,000, or 1.30% of total loans, at year end 1998 and $396,000 or 1.37% at year end 1997.

     We maintain the reserve at a level believed appropriate based on our ongoing analysis of the risk in the portfolio. Individual loans identified as possible problems are analyzed and portions of the allowance allocated to those loans, if needed, and portions of the allowance are allocated to "good" loans based upon industry averages, judgmentally adjusted by us in consideration of growth, the local economy and other factors.

     Nonperforming loans include nonaccrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as nonaccrual when we believe the collection of interest is doubtful, typically when payments are past due 90 days, unless the loans are well secured and in the process of collection.

     The table below sets forth a summary of nonperforming loans.

                              NONPERFORMING ASSETS

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                                  (DOLLARS IN THOUSANDS)
Principal balance
  Nonaccrual................................................  $    141   $    258   $    271
  90 days or more past due..................................        --         --        164
                                                              --------   --------   --------
Total nonperforming loans...................................  $    141   $    258   $    435
                                                              ========   ========   ========
  Nonperforming loans as a percent of loans.................      0.31%      0.97%      1.50%
  Other real estate owned...................................  $     --   $    130   $     --
  OREO as a percent of loans................................        --       0.49%        --
  Allowance as a percent of nonperforming loans.............    389.36%    134.11%     91.03%

     Nonperforming loans reflect a declining trend over the past two years, falling from a high of $435,000 at year end 1997 to $141,000 at December 31, 1999, or from 1.50% of total loans in 1997 to 0.31% of total loans in 1999. The declines were the result of identified problem loans being liquidated or charged-off.

     Impaired loans are those loans for which full payment in accordance with the contractual terms is not expected. The average balance for impaired loans was $70,000, $189,000, and $326,000 for 1999, 1998, and 1997, respectively. The impaired loan trend has followed the nonperforming loan trend, declining over the three year period through liquidation and charge-off as several loans which were nonperforming were also deemed impaired.

     We designate certain loans for internal monitoring purposes on a watch list. Loans may be placed on the watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of our desire to monitor more closely a borrower's financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement; however, we may have a significant degree of concern about the borrower's ability to continue performing according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch list loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

     At December 31, 1999, there were five loans totaling $584,000 that we graded substandard and included on the watch list. The loans were not considered impaired and were performing as agreed.

  NONINTEREST INCOME AND EXPENSE

     The table below sets forth an analysis of changes in noninterest income and expense.

                         NONINTEREST INCOME AND EXPENSE

                                                   PERCENT CHANGE            PERCENT CHANGE
                                           1999      FROM 1998       1998      FROM 1997       1997
                                                            (DOLLARS IN THOUSANDS)
Noninterest Income
  Service charges on deposits...........  $  128         5.79%      $  121        (6.92)%     $  130
  Other.................................      70        12.90           62       (27.91)          86
                                          ------                    ------                    ------
          Total noninterest income......  $  198         8.20       $  183       (15.28)%     $  216
                                          ======                    ======                    ======
Noninterest Expense
  Salaries and employee benefits........  $1,615        82.49%      $  885        (5.55)%     $  937
  Premises and equipment................     404        53.61          263        33.50          197
  Advertising...........................     117       387.50           24        20.00           20
  Telephone.............................      64        88.24           34        13.33           30
  Other.................................     494        25.70          393        11.33          353
                                          ------                    ------                    ------
          Total noninterest expense.....  $2,694        68.48%      $1,599         4.03%      $1,537
                                          ======                    ======                    ======

     Noninterest income increased $15,000, or 8.2% to $198,000 for 1999 compared to $183,000 in 1998. The increase is attributed to the larger number of deposit accounts and a change in fee structure on those accounts, which increased service charge income by 5.8%. Other noninterest income in 1999 includes a $25,000 loss realized on the sale of other real estate owned. Noninterest income fell 15.3% in 1998, compared to 1997, as both service charge and other noninterest income declined slightly.

     During 1999, we opened three new branch locations, two in Greenwood, Indiana and one in Nashville, Indiana, joining the existing offices in Morgantown and Trafalgar, Indiana. As a result, the number of employees on a full-time equivalent basis increased from 26 in 1998 to 52 in 1999. Salary and employee benefits expense followed suit, increasing from $885,000 in 1998 to $1.6 million in 1999, an increase of 82.5%. Approximately $172,000 of this increase (23.5%) was a one-time, non-recurring charge, the result of buying-out the former president's employment contract.

     In addition to the new branch locations, we entered the mortgage banking business, and hired personnel to staff this function. With more branch locations, premises and equipment expenses increased from $263,000 in 1998 to $404,000 in 1999, an increase of $141,000. Approximately $48,000 of this increase was attributable to rental expense, as we entered into operating leases for the three new branch locations. Advertising expense increased four fold, to $117,000, as we initiated an aggressive marketing program in our new and existing markets.

     In 1998, as compared to 1997, total noninterest expense was fairly stable, increasing only 4.03%. Salary and employee benefit expense decreased by $52,000 or 5.6% from 1997, as one officer-level position was vacant for a portion of the year and bonuses were truncated due to the anticipated loss for the year. Premises and equipment expenses increased from $197,000 in 1997 to $263,000 in 1998, a change of 33.5% or $66,000. The majority of this increase resulted from a software conversion which took place in November 1997. Because of the conversion, maintenance and amortization expense for software increased $84,000.

  INCOME TAXES

     We reported a small amount of taxable income in 1998, but realized a significant tax net operating loss in 1999. The recognition of a tax benefit for 1999 was limited to $73,000, the amount of tax paid that could be recovered by carrying back the net operating loss. A valuation allowance was established to reduce the carrying value of our net deferred tax asset to zero. We have a net operating loss carryforward, for tax purposes, of approximately $450,000. This will serve to reduce tax payable, and tax expense, in future periods, provided we are profitable. The net operating loss carryforward expires in 2019. Further information regarding taxes payable and tax expense can be found in Notes 1 and 9 to the consolidated financial statements.

FINANCIAL CONDITION

     Total assets were $68.7 million at year end 1999 compared to $42.8 million at year end 1998, an increase of $25.8 million or 60.2%. Increased loan totals were funded by increased deposits. Federal funds sold balances were also reduced and placed into higher yielding securities.

     In the first half of 2000, we expect to complete the acquisition of a branch in Nashville, Indiana. With the purchase, we will acquire approximately $14 million in deposits, $5.5 million in loans, and real property. The value of intangibles is estimated to be $1.2 million, which will be amortized over a period not to exceed 25 years. The increase in deposits will provide funding for loan growth, with any excess invested in securities. Based on 1999 year end numbers, the acquisition will increase deposits by approximately 22.2% and loans by 11.9%. Additional expense will be recognized through the amortization of goodwill, which will adversely impact earnings. However, total costs of operating the branch, including such items as staffing costs, are not expected to change significantly as this branch will replace the existing Nashville branch location.

     The information in the preceding paragraph contains forward-looking statements. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Actual results could be materially different from and worse than our expectations for various reasons, including a failure to complete the purchase of the Nashville branch, unanticipated changes in the deposits or loans at the branch or an unanticipated increase in the number of employees at the branch.

  SECURITIES

     Note 2 to the financial statements and the following table set forth information about securities.

                          SECURITIES MATURITY SCHEDULE

                                                    AT DECEMBER 31, 1999
                         ---------------------------------------------------------------------------
                         1 YEAR OR LESS    1 TO 5 YEARS    5 TO 10 YEARS    OVER 10 YEARS
                         --------------   --------------   --------------   --------------    TOTAL
                         BALANCE   RATE   BALANCE   RATE   BALANCE   RATE   BALANCE   RATE   BALANCE
                                                   (DOLLARS IN THOUSANDS)
Available for sale
  U.S. government and
     agencies..........  $1,638    5.48%  $3,933    6.01%  $1,548    6.90%  $   --      --%  $ 7,119
  States and political
     subdivisions(1)...      10    9.09      194    6.53      168    7.42      336    6.75       708
  Other securities.....   7,820    5.73      487    5.50       --      --       --      --     8,307
  Mortgage backed
     securities........      --      --       --      --       --      --      741    6.16       741
                         ------           ------           ------           ------           -------
          Total
            available
            for sale...  $9,468           $4,614           $1,716           $1,077           $16,875
                         ======           ======           ======           ======           =======
Held to maturity
  U.S. government and
     agencies..........  $  251    4.42%  $   --      --%  $   --      --%  $   --      --%  $   251
  States and political
     subdivisions(1)...      79    9.24      276    7.21       --      --       --      --       355
  Mortgage backed
     securities........      --      --       --      --       --      --       11    6.60        11
                         ------           ------           ------           ------           -------
          Total held to
            maturity...  $  330           $  276           $   --           $   11           $   617
                         ======           ======           ======           ======           =======

------------------------
(1) Average rates were calculated on a tax-equivalent basis using a marginal federal income tax rate of 34%.

     Securities are designated as either available for sale or as held to maturity. To provide more flexibility and better support for our current expansion strategy, held to maturity securities have been allowed to mature and pay-off, with all security purchases in 1999 classified as available for sale. During 1999, several available for sale municipal securities were sold and reinvested in U.S. Treasury and government agency securities and other securities, which includes commercial paper and corporate bonds. The commercial paper portfolio had maturities typically of less than one month. Excess funds from deposit growth were also invested in these categories of securities.

     In addition to securities of the U.S. Government and its agencies, we had concentrations in commercial paper and corporate securities that exceed 10% of shareholders' equity at December 31, 1999 in the following obligors (table amounts in thousands):

OBLIGOR NAME                                                  AMORTIZED COST   FAIR VALUE
Stellar Funding.............................................      $2,419         $2,419
Bell Atlantic Net Funding...................................         530            529
Mont Blanc..................................................       2,488          2,483
Wood Street Funding.........................................         996            996
Guardian Industries.........................................         994            994
Bear Stearns................................................         510            485

     During late 1999, we had a certificate of deposit promotion for a 100 day certificate of deposit. Proceeds obtained from this promotion were invested in commercial paper, with maturity dates that coincide with the maturity of the certificates of deposit.

  LOANS

     Note 3 to the financial statements and the following table set forth information about the loan portfolio.

                                 LOAN LIQUIDITY

                                          DECEMBER 31, 1999   DECEMBER 31, 1998   DECEMBER 31, 1997
                                          -----------------   -----------------   -----------------
                                          BALANCE   PERCENT   BALANCE   PERCENT   BALANCE   PERCENT
                                                           (DOLLARS IN THOUSANDS)
Loan Portfolio Composition
Commercial..............................  $10,917     23.7%   $ 5,123     19.2%   $ 7,270     25.1%
Commercial real estate..................    5,566     12.1      4,952     18.6      2,292      7.9
Residential real estate.................   14,380     31.2      9,731     36.5     11,642     40.3
Construction............................    4,921     10.7      3,883     14.6      4,657     16.1
Consumer................................   10,362     22.5      2,962     11.1      3,054     10.6
                                          -------    -----    -------    -----    -------    -----
                                          $46,146    100.0%   $26,651    100.0%   $28,915    100.0%
                                          =======    =====    =======    =====    =======    =====

                                                         LOAN MATURITIES AT DECEMBER 31, 1999
                                                 ----------------------------------------------------
                                                 1 YEAR AND LESS   1-5 YEARS   OVER 5 YEARS    TOTAL
                                                                    (IN THOUSANDS)
Commercial.....................................      $ 4,430        $ 3,106      $ 3,381      $10,917
Commercial real estate.........................          312            513        4,741        5,566
Residential real estate........................        1,304          2,641       10,435       14,380
Construction...................................        3,585            632          704        4,921
Consumer.......................................        1,084          5,539        3,739       10,362
                                                     -------        -------      -------      -------
          Total loans..........................      $10,715        $12,431      $23,000      $46,146
                                                     =======        =======      =======      =======

                                                             SENSITIVITY TO CHANGES IN INTEREST RATES AT
                                                                          DECEMBER 31, 1999
                                                            ---------------------------------------------
                                                             1 YEAR AND LESS     OVER 1 YEAR      TOTAL
                                                                           (IN THOUSANDS)
Fixed rates...............................................       $ 3,544           $23,284       $26,828
Variable rates............................................        14,608             4,710        19,318
                                                                 -------           -------       -------
          Total loans.....................................       $18,152           $27,994       $46,146
                                                                 =======           =======       =======

     Total loans increased $19.5 million or 73.1% from year end 1998 to year end 1999, as we entered into new market areas. Loan growth occurred in all categories.

     Consumer loans experienced significant growth, increasing $7.4 million or five fold from 1998 to 1999, as we entered the indirect lending arena. Total consumer loans were $10.4 million and comprised 22.5% of the portfolio at year end 1999. Several relationships were established with local auto and recreational vehicle dealers, which spurred growth in this segment of the portfolio. Underwriting standards for indirect loans are consistent with the standards applied to direct loans in an effort to maintain strong asset quality. Growth in the consumer segment also occurred with a new product offering for home equity lines of credit.

     Commercial loans grew by 113% or $5.8 million during 1999 and comprised 23.7% of our portfolio at December 31, 1999. Growth in this segment was attributed to our focus in new markets, primarily the Greenwood area. Residential mortgages increased $4.6 million or 47.8% to $14.4 million. Although residential mortgage loans remain the largest segment of the portfolio, they have declined as a percent of the total portfolio as growth in other segments has been significant. Nonetheless, our portfolio is largely secured by real estate, with residential and commercial real estate loans comprising 44.3% of the portfolio at year end 1999.

     During 1999, we started a mortgage banking division, providing our customers with a wider array of mortgage loan products. At year end, loans held for sale, which are carried at the lower of cost or fair value, totaled $601,000. All loans are sold service released. We intend to continue to grow this line of business.

  DEPOSITS

     Note 6 to the financial statements and the following table set forth more information about deposits.

 MATURITY RANGES OF TIME DEPOSITS WITH BALANCES OF $100,000 OR MORE AT DECEMBER
                                    31, 1999

                                                              (IN THOUSANDS)
3 months or less............................................     $ 6,606
3 through 6 months..........................................         974
6 through 12 months.........................................       2,016
Over 12 months..............................................         848
                                                                 -------
          Total.............................................     $10,444
                                                                 =======

     Year end total deposits increased $24.9 million or 65.3%, from 1998 to 1999, with growth again spurred by the entrance into new market areas and active advertising campaigns. Noninterest-bearing deposits increased to $7.0 million from $5.9 million. At December 31, 1999, $10.4 million or 26.9% of our time deposits had balances of greater than $100,000. The average balance of time deposits issued in amounts greater than $100,000 totaled $5.0 million in 1999 and $3.6 million in 1998, representing 22.6% and 20.4% of total average time deposits in each period.

  CAPITAL

     We are subject to various regulatory capital guidelines as required by federal banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

     Tier 1 capital consists of shareholders' equity net of intangible assets and excluding unrealized gains and losses on securities available for sale, as defined by bank regulators. The definition of Tier 2 capital includes the amount of allowance for loan losses which does not exceed 1.25% of gross risk-weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

     The minimum requirements under the capital guidelines are generally at least a 4.00% leverage ratio (Tier 1 capital divided by average assets excluding unrealized gains/losses), a 4.00% Tier 1 risk-based capital ratio (Tier 1 capital divided by risk-weighted assets), and an 8.00% total capital ratio (Tier 1 capital plus Tier 2 capital divided by risk-weighted assets).

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal regulatory agencies to define capital tiers. These are: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on our financial statements. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth, and expansion is limited, in addition to the institution being required to submit a capital restoration plan.

     Management believes we met all the capital requirements as of December 31, 1999, and we were categorized as adequately capitalized under the guidelines established by the banking regulators.

     At December 31, 1999, we were not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on our consolidated liquidity, capital resources or operations.

     Note 11 to the financial statements and the following table set forth our actual capital amounts and ratios.

                                 CAPITAL RATIOS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1999      1998      1997
                                                                (DOLLARS IN THOUSANDS)
Tier 1 capital
  Shareholders' equity......................................  $ 4,566   $ 4,414   $ 4,492
  Add/less: unrealized loss/gain on securities..............      147       (27)      (21)
  Less: intangible assets...................................     (206)     (257)     (304)
                                                              -------   -------   -------
  Total Tier 1 capital......................................  $ 4,507   $ 4,130   $ 4,167
                                                              =======   =======   =======
Total risk-based capital
  Tier 1 capital............................................  $ 4,507   $ 4,130   $ 4,167
  Allowable allowance for loan losses.......................      549       346       352
                                                              -------   -------   -------
  Total risk-based capital..................................  $ 5,056   $ 4,476   $ 4,519
                                                              =======   =======   =======
Risk weighted assets........................................  $55,334   $28,454   $28,096
                                                              =======   =======   =======
Average assets..............................................  $63,179   $41,652   $41,527
                                                              =======   =======   =======
Risk-based ratios:
  Tier 1....................................................     8.15%    14.51%    14.83%
  Total risk-based capital..................................     9.14%    15.73%    16.08%
Leverage ratio..............................................     7.13%     9.92%    10.03%

  LIQUIDITY AND RATE SENSITIVITY

     Liquidity refers to the availability of funds to meet deposit withdrawals and borrowing repayments, fund loan commitments and pay expenses. We have many sources of liquid funds, including cash and cash equivalents, payments and maturities of loans and securities, and growth in deposits. In addition, we have the ability to sell securities available for sale, and may borrow from the Federal Reserve and the Federal Home Loan Bank.

     We believe we have sufficient liquidity to meet reasonable borrower, depositor, and creditor needs in the present economic environment. We have not received any recommendations from regulatory authorities which would materially affect liquidity, capital resources or operations.

     Our interest rate sensitivity position is influenced by the timing of the maturity or repricing of interest-earning assets and interest-bearing liabilities. One method of gauging sensitivity is by a static gap analysis, as presented in the table below.

                    LIQUIDITY AND INTEREST RATE SENSITIVITY

                                                                AT DECEMBER 31, 1999
                                        ---------------------------------------------------------------------
                                        1 TO 90 DAYS   91 TO 365 DAYS   1 TO 5 YEARS   OVER 5 YEARS    TOTAL
                                                               (DOLLARS IN THOUSANDS)
Interest earning assets
  Loans...............................    $ 13,881        $  4,271        $ 12,741       $15,253      $46,146
  Federal funds sold and other........         189              --              --            --          189
  Securities..........................       8,320           1,478           4,890         2,804       17,492
  Restricted stock....................          --              --              --           129          129
                                          --------        --------        --------       -------      -------
          Total earning assets........    $ 22,390        $  5,749        $ 17,631       $18,186      $63,956
                                          ========        ========        ========       =======      =======
Interest bearing liabilities
  Interest-bearing demand deposits....    $  5,736        $     --        $     --       $    --      $ 5,736
  Savings deposits....................      11,447              --              --            --       11,447
  Time deposits.......................      16,964           9,632          12,221            --       38,814
  Short-term borrowings...............          --              --              --            --           --
  Long-term borrowings................          --             800              --            --          800
                                          --------        --------        --------       -------      -------
          Total interest-bearing
            liabilities...............    $ 34,144        $ 10,432        $ 12,221       $    --      $56,797
                                          ========        ========        ========       =======      =======
Rate sensitive gap....................    $(11,754)       $ (4,683)       $  5,410       $18,186      $ 7,159
Rate sensitive cumulative gap.........    $(11,754)       $(16,437)       $(11,027)      $ 7,159
Cumulative gap as a percentage of
  earning assets......................      (18.38)%        (25.70)%        (17.24)%       11.19%

     Rate sensitivity gap is defined as the difference between the repricing of interest-earning assets and the repricing of interest-bearing liabilities within certain defined time frames. Rising interest rates are likely to increase net interest income in a positive gap position, while declining rates are likely to be beneficial in a negative gap position.

INFLATION

     The effects of price changes and inflation on a financial institution vary considerably from an industrial organization. Changes in interest rates, rather than changes in the prices of goods and services, are the primary determinants of profitability of a financial institution. Inflation affects the growth of total assets, but it is difficult to assess its impact because neither the timing nor the magnitude of the changes in the consumer price index directly coincide with changes in interest rates. During periods of high inflation there are normally corresponding increases in the money supply. During such times financial institutions often experience above average growth in loans and deposits. Also, general increases in the price of goods and services will result in increased operating expenses. Over the past few years the rate of inflation has been relatively low, and its impact on the growth in the balance sheets and increased levels of income and expense has been nominal.

CONTINUING YEAR 2000 ISSUES

     We experienced no problems with our computer systems as a result of the change from 1999 to 2000. However, our board of directors and management are aware of the possible continuing consequences the Year 2000 may pose with regard to the computer systems we utilize to conduct business on a daily basis. A "Year 2000 Committee" prepared a detailed plan to address this issue. We have communicated with customers to promote awareness of the Year 2000 issue, and a risk assessment process was implemented to evaluate the Year 2000 preparedness of certain of our significant commercial borrowers. We do not believe the remaining necessary steps involved to resolve this issue will significantly impair our ability to operate and conduct business in a normal fashion, and we do not expect the total cost to address this issue to be significant to operations.

                                    BUSINESS

GENERAL

     First Shares Bancorp, Inc. is a bank holding company that owns all of the common stock of First Bank, an Indiana-chartered bank with deposit accounts insured by the FDIC. After 100 years of slow, conservative growth, we implemented an aggressive new growth strategy in 1999 with the goal of capturing a significant portion of the market for banking services in the Central Indiana counties south of Indianapolis. During 1999 our loan portfolio and deposits increased by 73.2% and 65.3%, respectively. We are one of the fastest-growing banks in Central Indiana.

     We offer a broad range of commercial banking products and services to small and medium-sized businesses and retail customers from our six locations in Central Indiana. Our products include commercial, consumer and real estate loans, a broad range of deposit products and other non-deposit banking services.

STRATEGY

     Bank Growth. Our goal is to continue our expansion and build a profitable, customer-focused financial institution. Management believes that our capital structure after this offering and our management and data and operational systems are sufficient to achieve further growth in asset size, revenues and capital. This growth should allow us to increase our lending limits, thereby enabling us to more effectively serve the needs of our customers.

     We expect to continue our expansion strategy primarily through internal growth, through the acquisition of a bank branch in Nashville, Indiana and potentially through other acquisitions. Management believes that our largest source of growth is through referrals by existing customers, and that the primary reason for referrals is positive customer feedback regarding our customer service and response time. The Central Indiana banking market is dominated by large national and regional financial institutions. This dominance was achieved through the purchase of Indiana-based financial institutions and holding companies over the past several years, which resulted in a significant consolidation of the Indiana banking industry. Management believes that small-and medium-size businesses often are not of sufficient size to be of interest to these large banks, particularly with respect to residential land development and construction lending. Management also believes potential customers frequently have difficulty in finding personalized banking services and seek a banking relationship with a smaller and more service-oriented community banking organization such as us. Through our primary emphasis on customer service, management's experience and our product lines, we will continue to focus on attracting these customers in achieving internal growth.

     Management also believes that the economic expansion which has occurred in our market area contributes significantly to new opportunities for internal growth. Our market area is the Central Indiana counties south of Indianapolis. As of July 1998, the most recent date for which figures were available, the three counties in which we conduct most of our activities had a combined population of approximately 191,000. One of those counties, Johnson County, was the third fastest growing county in Indiana based on population increase from 1997 to 1998. Employment in the area is in diversified sectors, including manufacturing, construction, retail trade, services and government. As of December 31, 1999, the three-county area had an unemployment rate of less than 3%.

     In addition to internal growth, management believes there are opportunities to grow through branch acquisitions. We currently have six branches (including our main office) and have recently entered into an agreement to purchase another branch in Nashville, Indiana to augment our activities in Brown County. Management intends to pursue acquisitions of additional branches in appropriate locations. Management believes that branch locations will continue to become available from time to time for purchase as bank holding companies eliminate certain overlapping branches resulting from bank consolidation. Management has considered and intends to consider a variety of criteria when evaluating potential branches. These include (i) the geographic location, (ii) the investment required for, and opportunity costs of, the branch and (iii) economies of scale that may be achieved.

     Operations and Marketing. Our objective is to continue to build a profitable, growing community banking franchise. Management believes that, in meeting the needs of consumers and small- to medium-sized businesses in our market area, our most important strategy is to provide excellent customer service. This strategy is emphasized above all others, from top management down to each bank teller. Our operational systems have been designed to complement customer service. We are currently implementing an Internet banking capability, which will allow customers to perform several banking functions on-line. Management believes our banking locations are small enough to facilitate personalized services and decision-making, yet of sufficient size to meet most customers' needs in Central Indiana.

     We seek to maximize operational and support efficiencies consistent with maintaining high quality customer service. Various management and administrative functions are consolidated, including consumer credit administration and lending, investment management and accounting, enabling branch personnel to focus better on customer service and sales.

     In expanding our banking franchise, we have focused on identifying and developing products and services that satisfy customer needs, particularly customer service. We offer a wide range of consumer deposit products including regular checking, checking with interest, money market accounts, regular savings, certificates of deposit, and IRAs. We also offer additional access to our customers with an ATM Card and offer a debit card. Our consumer loan products include home mortgages, home equity loans, automobile loans and other secured and unsecured loans originated directly by our branches and from indirect sources. See "Loans" below for a discussion of commercial loan products that we provide.

     The information in this section contains forward-looking statements. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Actual results could be materially different from and worse than our expectations for various reasons, including competitive, economic and other factors. See "Risk Factors."

LOANS

     We have the ability to provide a broad range of commercial and retail lending services. As of December 31, 1999, our loan portfolio consisted of approximately 36% commercial loans, 31% residential mortgage loans (including home equity loans), 11% residential construction loans and 22% automobile and other consumer loans. We follow a uniform credit policy which sets forth underwriting and loan administration criteria, including levels of loan commitment, loan types, credit criteria, concentration limits, loan administration, loan review and grading and related matters. At December 31, 1999, substantially all loans outstanding were to customers within our market area.

     Commercial Loans. Commercial loans are made primarily to small- and medium-sized businesses. These loans are made on a secured and, to a limited extent, on an unsecured basis and are made available for general operating purposes, acquisition of fixed assets including real estate, purchases of equipment and machinery, financing of inventory and accounts receivable, as well as any other purposes considered appropriate. We generally look to a borrower's business operations as the principal source of repayment, but also receive, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guarantees. Approximately 34% of our commercial loans are commercial real estate loans secured by a first lien on the commercial real estate. In addition, virtually all of our commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and/or other assets of the commercial borrower.

     Commercial lending involves more risk than residential lending because loan balances are greater and repayment is dependent upon the borrower's operations. We attempt to minimize the risks associated with these transactions by generally limiting our lending to owner-operated businesses with an established profitable history. In many cases, risk is further reduced by requiring supporting letters of credit, personal guarantees or additional collateral.

     Residential Mortgage Loans. We originate residential mortgage loans, which are generally long-term, with either fixed or variable interest rates. Our general policy is to retain all or a portion of variable interest rate mortgage loans in our loan portfolio and to sell virtually all fixed rate loans in the secondary market. This policy is subject to review by management and may be revised as a result of changing market and economic conditions and other factors. We also offer home equity loans. We do not retain servicing rights with respect to the residential mortgage loans that we originate and sell into the secondary market.

     Personal Loans and Lines of Credit. We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. We retain substantially all of such loans.

     Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and, except for home equity lines of credit, usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower's continuing financial stability and are thus likely to be adversely affected by job loss, illness or personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We underwrite our loans carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income. These loans are generally expected to be repaid on a monthly repayment schedule with the payment amount tied to the borrower's periodic income. We believe that the generally higher yields earned on consumer loans helps compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of our customer base.

     Loan Policies. Although we take a progressive and competitive approach to lending, we emphasize high quality in our loans. Management believes that quality control is achievable while still providing prompt and personal service. We are subject to written loan policies that contain general lending guidelines and are subject to periodic review and revision by our Loan Committee and our board of directors. These policies concern loan administration, documentation, approval and reporting requirements for various types of loans.

     We recognize that lending money involves a degree of business risk. Our loan policies are designed to assist us in managing the business risk involved in making loans. These policies provide a general framework for our loan operations while recognizing that not all loan activities and procedures can be anticipated.

     Our loan policies include procedures for oversight and monitoring of our lending practices and loan portfolio. We have a Loan Committee comprised currently of our President, our Executive Vice President and other lending officers and three outside directors. Our President has signatory authority for secured loans up to $200,000 and unsecured loans up to $50,000, and our Executive Vice President has signatory authority for secured loans up to $150,000 and unsecured loans up to $50,000. Various other lending officers have signatory authority for secured loans ranging from $20,000 to $100,000 and for unsecured loans ranging from $5,000 to $25,000. These limits are cumulative for commercial loans up to a maximum loan of $400,000, allowing up to three officers to approve a loan higher than one officer's limit but less than the sum of their limits, so long as one of the officers approving the loan is either the President or the Executive Vice President. Residential mortgage loans meeting Federal Home Loan Mortgage Corporation guidelines for credit quality and documentation may be approved by our Vice President of Mortgage Loans up to $240,000, and residential mortgage loans not meeting FHLMC guidelines may be approved by our Vice President of Mortgage Loans up to $100,000. All loan limits are subject to review and revision by our board of directors and the Loan Committee from time to time. The Loan Committee is responsible for approving all loans that exceed the established limits for our officers.

     Our loan policies provide guidelines for loan-to-value ratios that limit the size of certain types of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral, including the following maximum loan-to-value ratios:

     - raw land (65%)

     - land development (75%)

     - commercial and multi-family real estate (75%)

     - one- to four-family residential real estate (80%)

     - improved property, including farmland (80%)

     - junior liens on real estate (90%, or 100% if we hold the senior mortgage)

     We use credit risk insurance, principally for owner-occupied residential real estate mortgage loans where the loan-to-value ratio exceeds 80%. Regulatory and supervisory loan-to-value limits are established by the Federal Deposit Insurance Corporation Improvement Act of 1991. Our internal loan-to-value limitations follow those limits.

     Our loan policies also include other underwriting standards for loans secured by liens on real estate. These underwriting standards are designed to determine the maximum loan amount for which a borrower can qualify based upon the type of collateral securing the loan and the borrower's income and ability to repay the loan. Monthly payment obligations, including the proposed loan, any residential mortgage loan payment or rent and child support or alimony payment (if any) should not exceed 40% of the borrower's gross monthly income. Monthly housing expense, including the residential mortgage loan payment, real estate taxes and insurance on the property, or rent, should not exceed 30% of gross monthly income. In addition, the loan policies require that we obtain a written appraisal by a state certified appraiser for loans in excess of $250,000 secured by real estate, subject to certain limited exceptions. The appraiser must be selected by us and must be independent and licensed. For loans secured by real estate that are less than $250,000, we may elect to conduct an in-house real estate evaluation.

     Our loan policies also include maximum loan terms for each category of loans secured by liens on real estate. Loans secured by one- to four-family residential real estate or multi-family residential real estate with variable interest rates have a maximum term of 20 years. Loans secured by commercial real estate or farmland with variable interest rates are generally offered with a maximum term of 15 years, which may be increased to a maximum term of 20 years where the credit is strong and the property is very durable and desirable. Home equity loans with variable interest rates have a maximum term of 10 years. Loans secured by vacant land or by mobile homes attached to real estate are subject to a maximum term of 15 years. We generally sell to the secondary market all loans secured by residential real estate with fixed interest rates, thereby reducing our interest rate risk and credit risk.

     In addition, our loan policies provide guidelines for:

     - personal guarantees

     - environmental policy review

     - loans to employees, executive officers and directors

     - problem loan identification

     - maintenance of a loan loss reserve

     - other matters relating to our lending practices

DEPOSITS AND OTHER SERVICES

     Deposits. First Bank offers a broad range of deposit products, including checking, business checking, savings and money market accounts, certificates of deposit and direct-deposit services. Transaction accounts and certificates of deposit are tailored to the primary market area at rates and with fee structures competitive with those offered in Central Indiana. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. We solicit these accounts from individuals, businesses, associations, financial institutions and government entities.

     Other Services. In addition to our basic deposit products, we offer our customers certain other services, such as commercial sweep accounts, and we are currently implementing bank-by-phone and Internet banking capabilities. Management believes that our personalized service approach benefits from customer visits to our bank. In addition, we maintain relationships with correspondent banks and other independent financial institutions to provide other services requested by our customers, including loan participations where the requested loan amounts exceed our policies or legal lending limits.

COMPETITION

     There are many thrift institutions, credit unions and commercial banks located within our primary service area. Most are branches of larger financial institutions which, in management's view, are managed with a philosophy of strong centralization. We face competition from thrift institutions, credit unions and other banks as well as finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, trust companies and other providers of financial services. Most of our competitors are larger and have higher lending limits than we do. In some of our newer markets we are also competing against financial institutions with established customer bases. We compete for loans principally through our ability to communicate effectively with our customers and understand and meet their needs. Management believes that our personal service philosophy enhances and will continue to enhance our ability to compete favorably in attracting individuals and small- and medium-sized businesses. We actively solicit retail customers and compete for deposits by offering customers personal attention, professional service and competitive interest rates.

PROPERTIES

     We conduct our operations from six locations in Central Indiana:

     - Approximately 5,000 square feet at 996 South State Road 135, Greenwood, Indiana, which we occupy under a lease expiring in 2004;

     - Approximately 2,150 square feet at 1266 North Madison Avenue, Greenwood, Indiana, which we occupy under a lease expiring in 2002 with a renewal option of three years following the expiration date;

     - Approximately 1,100 square feet at 250 North State Road 135, Bargersville, Indiana, which we occupy under a lease expiring in 2002 with a renewal option of three years following the expiration date;

     - Approximately 4,000 square feet at 180 West Washington Street, Morgantown, Indiana, which we own;

     - Approximately 1,800 square feet at 110 North State Road 135, Trafalgar, Indiana, which we own; and

     - Approximately 1,152 square feet housed in a temporary structure at 160 East Main Street, Nashville, Indiana, which we occupy under a lease expiring in September 2000. The structure is located on real estate owned by Frank A. Rogers, one of our directors, but Mr. Rogers receives no compensation for the use of the land. We anticipate replacing the temporary facility in Nashville with the building we will acquire in connection with our pending branch bank purchase. See "Recent Developments."

We believe the condition of our facilities is adequate to support our current operations.

EMPLOYEES

     As of December 31, 1999, we had approximately 50 full-time employees and approximately three part-time employees. None of these employees is represented by a union. We consider relations with our employees to be good.

LITIGATION

     We currently and from time to time are involved in litigation incidental to the conduct of our business. However, we are not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on us.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information about our executive officers and directors as of December 31, 1999:

NAME                                       AGE                         POSITION
Frank A. Rogers..........................  68    Chairman of the Board of Directors
Jerry R. Engle...........................  55    President and Chief Executive Officer and Director
John Ditmars.............................  43    Executive Vice President
Kimberly B. Kling........................  32    Secretary, Treasurer and Chief Financial Officer
Ralph M. Foley...........................  59    Director
H. Dean Hawkins..........................  64    Director
Gary W. Lewis............................  50    Director
R. J. McConnell..........................  39    Director
William J. Meredith......................  53    Director
Norman D. Stockton.......................  55    Director

     Frank A. "Andy" Rogers was elected a director in 1999 and currently serves as Chairman of the Board of Directors. He owns and operates two restaurants and two hotels, is the contract operator for a third hotel and is a partner in a partnership owning a nursing home, all in Brown County, Indiana. Prior to his service on our board of directors, Mr. Rogers had served as the chief executive officer of three other financial institutions.

     Jerry R. Engle is our President and Chief Executive Officer and a director, positions he has held since March 1999. Previously, he was the chief executive officer of Citizens Bank of Central Indiana, a position he assumed in 1992 when Indiana Bancshares, Inc., of which he was chief executive officer, merged into CNB Bancshares, Inc., the holding company for Citizens. During his tenure at Citizens, Mr. Engle managed the CNB affiliate bank based in Greenwood, Indiana. In 1998, this affiliate bank had average assets of approximately $652.1 million and was one of the most profitable affiliate banks owned by CNB, with a return on average assets of 1.43% and a return on average equity of 20.97%.

     John Ditmars is our Executive Vice President, a position he has held since March 1999. Previously, he was the Senior Lending Officer and head of the Commercial Lending Department at Citizens Bank of Central Indiana.

     Kimberly B. Kling is our Secretary, Treasurer and Chief Financial Officer, duties she assumed in 1999. From 1994 to 1999, she was Controller, Secretary and Treasurer for Kellie Plumbing, Inc. and Johnson County Distributors, Inc., and from 1991 to 1994 she was a staff accountant for Alemite Corporation, Charlotte, North Carolina.

     Ralph M. Foley was elected a director of First Bank in 1985 and became a director of First Shares when it was incorporated in 1991. He is a partner in the law firm of Foley, Foley & Peden, Greenwood, Indiana.

     H. Dean Hawkins was elected a director in 1992 and served from December 1991 to February 1999 as our President and Chief Executive Officer and from March to November 1999 as our Chairman of the Board of Directors. He is currently self-employed as a real estate appraiser.

     Gary W. Lewis was elected a director in 1999. He is Vice President and Manager of the Greenwood office of F. C. Tucker Realtors, where he has worked since 1975.

     R.J. McConnell was elected a director in 1998. He is a partner with the law firm of Bose McKinney & Evans LLP, Indianapolis, Indiana.

     William J. Meredith was elected a director in 1992. He is the President and Funeral Director at Meredith-Clark Funeral Home, Inc. and a partner in C & M Monument Co., a cemetery monument company.

     Norman D. Stockton was elected a director in 1993. He has been the Superintendent of Schools for the Eminence Community School Corporation since 1997. From 1994 to 1997 he was the Director of Marketing for Construction Control, Inc., a construction management firm.

     Our directors are elected for staggered three-year terms. The board of directors currently has standing audit, personnel, executive and asset-liability committees. The audit committee evaluates audit performance, handles relations with our independent auditors and evaluates policies and procedures relating to internal audit functions and controls. The audit committee may also examine and consider other matters relating to our financial affairs as it deems appropriate. The audit committee currently consists of the entire board of directors. The personnel committee provides a general review of our compensation and benefit plans to ensure that they meet corporate objectives. The personnel committee also has authority to administer and recommend the grant of options under our stock option plans. The directors who are members of the personnel committee are Messrs. Engle, Hawkins, Meredith and Stockton. The executive committee acts on behalf of the board of directors between meetings of the board. The directors who are members of the executive committee are Messrs. Engle, Hawkins and McConnell. The asset-liability committee reviews the matching of the rates and maturities of our loans, investments, deposits and other borrowings and recommends adjustments to minimize our interest rate gap. The directors who are members of the asset-liability committee are Messrs. Engle, Foley, Hawkins and Stockton.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                        ANNUAL COMPENSATION                     AWARDS
                          ------------------------------------------------   ------------
                                                                              SECURITIES
                                                                              UNDERLYING
NAME AND                   YEAR ENDED                         OTHER ANNUAL     OPTIONS/      ALL OTHER
PRINCIPAL POSITION        DECEMBER 31,    SALARY     BONUS    COMPENSATION     SARS(#)      COMPENSATION
JERRY R. ENGLE..........      1999       $121,413   $    --       $--           39,000        $  1,871(1)
  President and               1998             --        --        --               --              --
  Chief Executive
     Officer............      1997             --        --        --               --              --
H. DEAN HAWKINS.........      1999         59,720        --        --               --         172,630(2)
  Director                    1998         63,000    12,214        --               --              --
                              1997         61,000    28,389        --               --              --

------------------------------

(1) Matching contribution to retirement plan account ($1,386) and life insurance premium paid ($485).

(2) Severance payment ($172,038) and life insurance premium paid ($592).

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                   INDIVIDUAL GRANTS
                                                   --------------------------------------------------
                                                   NUMBER OF
                                                   SECURITIES    % OF TOTAL
                                                   UNDERLYING   OPTIONS/SARS   EXERCISE
                                                    OPTIONS/     GRANTED TO     OR BASE
                                                      SARS      EMPLOYEES IN     PRICE     EXPIRATION
NAME                                                GRANTED     FISCAL YEAR    ($/SHARE)      DATE
Jerry R. Engle...................................    39,000          65%         $8.23      5/25/06
H. Dean Hawkins..................................        --          --             --           --

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                            OPTIONS/SARS            IN-THE-MONEY OPTIONS/SARS
                              SHARES                     AT FISCAL YEAR END           AT FISCAL YEAR END(1)
                            ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                         EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
Jerry R. Engle............       --         $--         9,750         29,250        $ 17,258        $51,773
H. Dean Hawkins...........       --          --        36,000             --         119,880             --

------------------------------

(1) Calculated assuming a fair market value per share of $10 at December 31, 1999.

BENEFIT PLANS AND ARRANGEMENTS

     1996 Stock Option Plan. Under our 1996 Stock Option Plan, our executive officers and key employees are eligible to receive stock options which do not qualify as incentive stock options under the Internal Revenue Code. Directors who are not our employees are not entitled to participate.

     The grant of awards under the 1996 Stock Option Plan is made by the board of directors, including the selection of appropriate grantees, the size and exercise price of awards and other terms and conditions of awards. Options for a total of 48,000 shares of common stock may be granted under the 1996 Stock Option Plan, all of which have been granted. Options granted under the 1996 Stock Option Plan must be for a term of not more than seven years and, unless otherwise provided in the particular option grant agreement, will be 25% vested upon grant and become vested as to an additional 25% on each of the succeeding three anniversaries of the date of grant. Options will become fully vested if the grantee dies or a change of control occurs at any time during the first three years after a grant. Options for 48,000 shares are currently outstanding under the 1996 Stock Option Plan.

     1999 Stock Option Plan. Under our 1999 Stock Option Plan, our directors, executive officers and key employees are eligible to receive stock options which either qualify as incentive stock options under the Internal Revenue Code or do not so qualify. Options for a total of 93,000 shares of common stock may be granted under the 1999 Stock Option Plan. If an award under the 1999 Stock Option Plan expires or terminates without being exercised in full or is forfeited, the shares of common stock subject to the award generally become available for new awards.

     Options granted under the 1999 Stock Option Plan must be for a term of not more than 10 years. Options granted under the 1999 Stock Option Plan allow participants to purchase shares of our common stock at an exercise price determined by the board of directors which, after December 31, 1999 cannot be less than the fair market value of our common stock on the date of the grant. As determined by the board of directors, options will generally become exercisable in one or more installments beginning on the first anniversary of the date of the grant. The board of directors may accelerate the exercisability of any option. Payment of the option exercise price may be made in cash or through the exchange of shares of our common stock owned by the grantee. In the event of a Change in Control, options become exercisable whether or not the vesting periods have expired and whether or not the grantee has been employed for one year after the applicable grant date. Options for 60,000 shares are currently outstanding under the 1999 Stock Option Plan.

     Employment Agreements. We have entered into a three-year employment agreement with Jerry R. Engle pursuant to which we employ Mr. Engle as our chief executive officer. Mr. Engle's base compensation during the term of the agreement is $150,000 per year, which may be increased at our discretion and is required to be increased to $160,000 if and when we achieve an annualized return on average assets of at least 0.75% for six consecutive calendar months. In addition, the agreement provides for annual bonuses to be set by the board of directors. Mr. Engle also received options pursuant to the agreement to purchase 39,000 shares of common stock at a price equal to the book value per share of the outstanding common stock on the last day of the fiscal quarter immediately preceding the date of grant.

Under the employment agreement, Mr. Engle retains the right to participate in various other employee benefit plans we maintain for which he is otherwise eligible.

     The agreement with Mr. Engle is subject to termination at any time by Mr. Engle upon notice and by us for cause (as defined in the agreement) or upon Mr. Engle's death or disability (as defined in the agreement). In the event we terminate Mr. Engle's employment without cause and other than upon Mr. Engle's death or disability, or in the event Mr. Engle terminates his employment for good reason (as defined in the agreement), Mr. Engle is entitled to receive his annual base monthly salary (calculated at the highest rate during the year preceding the termination of employment) through the end of the term of the employment agreement.

     Following a termination of Mr. Engle's employment other than a termination by us without cause and other than upon Mr. Engle's death or disability or a termination by Mr. Engle for other than good reason, Mr. Engle will be prohibited from engaging in a business in competition with us or soliciting our customers for a period of two years after the date of termination.

     We have also entered into a three-year employment agreement with John Ditmars pursuant to which we employ Mr. Ditmars as our executive vice president. Mr. Ditmars' base compensation during the term of the agreement is $75,000 per year, which may be increased at our discretion and is required to be increased to $80,000 if and when we achieve an annualized return on average assets of at least 0.75% for six consecutive calendar months. In addition, the agreement provides for annual bonuses to be set by the board of directors. Mr. Ditmars also received options pursuant to the agreement to purchase 21,000 shares of common stock at a price equal to the book value per share of the outstanding common stock on the last day of the fiscal quarter immediately preceding the date of grant. Under the employment agreement, Mr. Ditmars retains the right to participate in various other employee benefit plans we maintain for which he is otherwise eligible.

     The agreement with Mr. Ditmars is subject to termination, and Mr. Ditmars is eligible for severance benefits and subject to a noncompetition and nonsolicitation covenant, upon the same terms and conditions as in our employment agreement with Mr. Engle.

     Director Compensation. Directors are paid $500 for each regularly-scheduled meeting of the board of directors attended and $175 for each special meeting of the board of directors attended. Directors are entitled to be paid for one regularly-scheduled board meeting missed each year. Directors who are not our employees are paid $175 for each committee meeting attended or for which they serve as an alternate (in the case of the loan committee). Four of the directors (Messrs. Foley, Hawkins, Meredith and Stockton) have entered into a deferred fee agreement with us pursuant to which payment of fees by us is deferred until the earlier of the director's resignation as a director, disability or death or a change in our control. In all cases except the death of the director, the amount deferred bears interest at an interest rate established by us from time to time. In the case of the death of the director, we have agreed to pay an annual death benefit of $22,960 for 10 years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

     Our personnel committee established compensation for the year ended December 31, 1999 for employees other than Mr. Engle and Mr. Ditmars, who have employment agreements with us which establish their base salary. Mr. Engle, who is one of our executive officers, participated during 1999 in deliberations of our personnel committee concerning compensation of other officers.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock (1) as of December 31, 1999 and (2) immediately following this offering by:

     - each person known to us to be the beneficial owner of more than five percent of our issued and outstanding common stock;

     - each of our directors and executive officers; and

     - all executive officers and directors as a group.

Calculations of the percentage after offering assumes that the underwriters' overallotment option is not exercised. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

                                                                              PERCENTAGE   PERCENTAGE
                                                          NUMBER OF SHARES      BEFORE       AFTER
NAME AND ADDRESS                                         BENEFICIALLY OWNED    OFFERING     OFFERING
Jerry R. Engle.........................................        54,396(1)          8.1%         4.2%
996 South State Road 135
Greenwood, Indiana 46143
Ralph M. Foley.........................................        35,166(2)          5.3          2.7
400 Byram Road
Martinsville, Indiana 46151
H. Dean Hawkins........................................        76,230(3)         10.9          5.3
2127 Foxcliff North
Martinsville, Indiana 46151
Gary W. Lewis..........................................        18,006(4)          2.7          1.4
2302 Woodsway Drive
Greenwood, Indiana 46143
R. J. McConnell........................................         5,520(5)            *            *
2069 W. County Road 300S
Franklin, Indiana 46131
William J. Meredith....................................         7,428(6)          1.1            *
P.O. Box 308
Morgantown, Indiana 46160
Frank A. Rogers........................................        47,340(7)          7.1          3.7
P.O. Box 187
Nashville, Indiana
Norman D. Stockton.....................................           600(8)            *            *
3168 S.E. County Line Road
Morgantown, Indiana 46160
John Ditmars...........................................        18,006(9)          2.7          1.3
996 South State Road 135
Greenwood, Indiana 46143
Kimberly B. Kling......................................            --              --            *(10)
996 South State Road 135
Greenwood, Indiana 46143

                                                                              PERCENTAGE   PERCENTAGE
                                                          NUMBER OF SHARES      BEFORE       AFTER
NAME AND ADDRESS                                         BENEFICIALLY OWNED    OFFERING     OFFERING
Directors and executive officers as a group (10               262,692            36.7         19.3
  persons).............................................
Other principal shareholder:
Edith N. Tullis........................................       180,480            27.2         12.8(11)
c/o Hershell M. Baker
433 Appleton Court
Indianapolis, Indiana 46234

------------------------------

  *  Less than 1%

 (1) Consists of 44,406 shares owned individually, 240 shares owned for the benefit of Mr. Engle's children and 9,750 shares represented by stock options exercisable within 60 days of December 31, 1999. Mr. Engle has indicated that he intends to purchase 5,000 shares in this offering.

 (2) Consists of 1,440 shares owned individually, 25,788 shares owned jointly by Mr. Foley and his spouse, 3,810 shares owned by Mr. Foley's spouse and 4,128 shares owned by Mr. Foley as trustee. Mr. Foley has indicated that he intends to purchase 3,000 shares in this offering.

 (3) Consists of 1,536 shares owned individually, 38,694 shares owned jointly by Mr. Hawkins and his spouse and 36,000 shares represented by stock options exercisable within 60 days of December 31, 1999. Mr. Hawkins has indicated that he does not intend to purchase shares in this offering.

 (4) Mr. Lewis has indicated that he intends to purchase 1,994 shares in this offering.

 (5) All of these shares are beneficially owned through a retirement plan trust. Mr. McConnell has indicated that he intends to purchase 2,500 shares in this offering.

 (6) Consists of 5,598 shares owned individually, 1,110 shares owned by Mr. Meredith's spouse, 600 shares owned through a custodian and 120 shares owned jointly with Mr. Meredith's grandchildren. Mr. Meredith has indicated that he intends to purchase 500 shares in this offering.

 (7) Mr. Rogers has indicated that he intends to purchase 5,606 shares in this offering.

 (8) Mr. Stockton has indicated that he intends to purchase 100 shares in this offering.

 (9) Consists of 12,216 shares owned individually, 600 shares owned jointly by Mr. Ditmars and his spouse as custodian for the benefit of their minor children and 5,250 shares represented by stock options exercisable within 60 days of December 31, 1999. Mr. Ditmars has indicated that he intends to purchase 1,000 shares in this offering.

(10) Ms. Kling has indicated that she intends to purchase 300 shares in this offering.

(11) The Percentage After Offering calculation assumes Ms. Tullis purchases no shares in this offering.

                           SUPERVISION AND REGULATION

GENERAL

     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Federal Reserve Board, the FDIC, the Indiana Department of Financial Institutions (the "DFI"), the Internal Revenue Service and state taxing authorities. The effect of such statutes, regulations and policies can be significant and cannot be predicted with a high degree of certainty.

     Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things:

     - the scope of business
     - investments
     - reserves against deposits
     - capital levels relative to operations
     - lending activities and practices
     - the nature and amount of collateral for loans
     - the establishment of branches
     - mergers and consolidations
     - dividends

The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors and the public, rather than our shareholders.

     Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to our lending activities, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

     The following references to statutes and regulations are intended to summarize certain government regulation of our business and are qualified by reference to the text of such statutes and regulations. Any change in government regulation may have a material adverse effect on our business.

FIRST SHARES

     General. First Shares is a bank holding company and, as such, is subject to regulation by the Federal Reserve Board under the federal Bank Holding Company Act of 1956, as amended (the "BHCA"). Under the BHCA, First Shares is subject to examination by the Federal Reserve Board and is required to file reports of its operations and such additional information as the Federal Reserve Board may require.

     Under Federal Reserve Board policy, First Shares is expected to act as a source of financial strength to First Bank and to commit resources to support First Bank in circumstances where First Shares might not do so absent such a policy. In addition, in certain circumstances, First Shares, as an Indiana banking corporation, may be required by order of the DFI to increase the capital of First Bank or reduce the amount of its deposits.

     Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under FDICIA.

     Investments and Activities. Under current law, bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks. They are also prohibited from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for their subsidiaries, and other subsidiaries engaged in activities which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be incidental to these operations.

     In general, any direct or indirect acquisition by First Shares of any voting shares of any bank which would result in First Shares' direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of First Shares with another bank holding company, will require the prior written approval of the Federal Reserve Board under the BHCA. In acting on such applications, the Federal Reserve Board must consider various statutory factors, including among others, the effect of the proposed transaction on competition in relevant geographic and product markets, the convenience and needs of the communities to be served and each party's financial condition, managerial resources and record of performance under the Community Reinvestment Act.

     The merger or consolidation of First Bank with another bank, or the acquisition by First Bank of assets of another bank, or the assumption of liability by First Bank to pay any deposits in another bank, will require the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act. The approval decision is based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the BHCA and/or the DFI under the Indiana Financial Institutions Act may be required.

     With certain limited exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged solely in one or more activities which the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be incidental to these operations. Under current Federal Reserve Board regulations, such permissible non-bank activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. As a result of recent amendments to the BHCA, many of these acquisitions may be effected by bank holding companies that satisfy certain statutory criteria concerning management, capitalization, and regulatory compliance if written notice is given to the Federal Reserve Board within 10 business days after the transaction. In other cases, prior written notice to the Federal Reserve Board will be required.

     In evaluating a written notice of such an acquisition, the Federal Reserve Board will consider various factors, including among others the financial and managerial resources of the notifying bank holding company and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice for acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved by the Federal Reserve Board.

     Effective March 11, 2000, the Gramm-Leach-Bliley Act of 1999, which was signed into law on November 12, 1999, will allow a bank holding company to qualify as a "financial holding company" and, as a result, be permitted to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. The Gramm-Leach-Bliley Act amends the BHCA to include a list of activities that are financial in nature, and the list includes activities such as underwriting, dealing in and making a market in securities, insurance underwriting and agency activities and merchant banking. The Federal Reserve Board is authorized to determine other activities that are financial in nature or incidental or complementary to such activities. The Gramm-Leach-Bliley Act also authorizes banks to engage through financial subsidiaries in certain of the activities permitted for financial holding companies. See "-- Recent Regulatory Developments."

     Capital Requirements. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

     The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies:

     - a leverage capital requirement expressed as a percentage of total assets;

     - a risk-based requirement expressed as a percentage of total risk-weighted assets; and

     - a Tier 1 leverage requirement expressed as a percentage of total assets.

The leverage capital requirement consists of a minimum ratio of total capital to total assets of 6%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated companies, with minimum requirements of 4% to 5% for all others.

     The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

     The Federal Reserve Board's regulations provide that the foregoing capital requirements will generally be applied on a bank-only (rather than a consolidated) basis in the case of a bank holding company with less than $150 million in total consolidated assets. On a pro forma basis, assuming the issuance and sale of the 750,000 shares of common stock offered in this prospectus at $10.00 per share, our leverage capital ratio, risk-based capital ratio and Tier 1 leverage ratio immediately after the offering, in each case as calculated on a consolidated basis and a bank-only basis under the Federal Reserve Board's capital guidelines, would be 14.85%, 17.66% and 16.76%, respectively, significantly exceeding the minimum requirements.

     FDICIA requires the federal bank regulatory agencies biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities and, since adoption of the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act"), to do so taking into account the size and activities of depository institutions and the avoidance of undue reporting burdens. See "--Recent Regulatory Developments." In 1995, the agencies adopted regulations requiring as part of the assessment of an institution's capital adequacy the consideration of (a) identified concentrations of credit risks, (b) the exposure of the institution to a decline in the value of its capital due to changes in interest rates and (c) the application of revised conversion factors and netting rules on the institution's potential future exposure from derivative transactions.

     In addition, the agencies in September 1996 adopted amendments to their respective risk-based capital standards to require banks and bank holding companies having significant exposure to market risk arising from, among other things, trading of debt instruments, (1) to measure that risk using an internal value-at-risk model conforming to the parameters established in the agencies' standards and (2) to maintain a commensurate amount of additional capital to reflect such risk. The new rules were adopted effective January 1, 1997, with compliance mandatory from and after January 1, 1998.

     Dividends. First Shares is a corporation separate and distinct from First Bank. Most of First Shares' revenues will be received by it in the form of dividends or interest paid by First Bank. First Bank is subject to statutory restrictions on its ability to pay dividends. See "-- First Bank -- Dividends." The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve Board expressed its view that a bank holding company should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability in appropriate cases to proscribe the payment of dividends by banks and bank holding companies. The FDIC and the DFI possess similar enforcement powers over First Bank. It is also unlawful for any insured depository institution to pay a dividend at a time when it is in default of payment of any assessment to the FDIC. The "prompt corrective action" provisions of FDICIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.

     In addition to the restrictions on dividends imposed by the Federal Reserve Board, the Indiana Business Corporation Law imposes certain restrictions on the declaration and payment of dividends by Indiana corporations such as First Shares. See "Dividend Policy."

FIRST BANK

     General. First Bank is an Indiana banking corporation which is not a member of the Federal Reserve System. As a state-chartered, non-member bank, First Bank is subject to the examination, supervision, reporting and enforcement jurisdiction of the DFI, as the chartering authority for Indiana banks, and the FDIC, as the primary federal bank regulatory agency for state-chartered, non-member banks. First Bank's deposit accounts are insured by the Bank Insurance Fund ("BIF") of the FDIC, which has supervision, reporting and enforcement jurisdiction over BIF-insured banks. These agencies, and federal and state law, extensively regulate various aspects of the banking business including, among other things:

     - permissible types and amounts of loans

     - investments and other activities

     - capital adequacy

     - branching

     - interest rates on loans and on deposits

     - the maintenance of non-interest bearing reserves on deposit accounts

     - the safety and soundness of banking practices

     Deposit Insurance. As an FDIC-insured institution, First Bank is required to pay deposit insurance premium assessments to the FDIC. Under FDICIA, the FDIC adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and not exhibiting financial, operational or compliance weaknesses pay the lowest premium. Institutions that are less than well-capitalized (as defined by the FDIC) and exhibit such weaknesses in a moderately severe to unsatisfactory degree pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period. First Bank was categorized as "adequately capitalized" at December 31, 1999.

     The FDIC is required to establish semi-annual assessment rates so as to maintain the ratio of each deposit insurance fund to total estimated insured deposits at not less than 1.25%. Currently, the FDIC has established a schedule of BIF insurance assessments ranging from 0% of deposits for institutions in the highest category to .27% of deposits for institutions in the lowest category.

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

     Capital Requirements. The FDIC has established the following minimum capital standards for state-chartered, non-member banks, such as First Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. In addition, the FDIC has adopted requirements for each state-chartered, non-member bank whose "trading activity" (the sum of "trading assets and liabilities") as shown on its most recent Consolidated Report of Condition and Income ("Call Report") exceeds either 10% or more of its total assets or $1 billion, (1) to measure its market risk using an internal value-at-risk model conforming to the FDIC's capital standards, and (2) to maintain a commensurate amount of additional capital to reflect such risk.

     The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions.

     The Federal Deposit Insurance Act (the "FDIA") establishes five capital categories, and the federal bank regulatory agencies, as directed by the FDIA, have adopted, subject to certain exceptions, the following minimum requirements for each of such categories:

                                             TOTAL RISK-BASED   TIER 1 RISK-BASED
                                              CAPITAL RATIO       CAPITAL RATIO        LEVERAGE RATIO
Well capitalized...........................    10% or above        6% or above          5% or above
Adequately capitalized.....................     8% or above        4% or above          4% or above
Undercapitalized...........................    Less than 8%       Less than 4%          Less than 4%
Significantly undercapitalized.............    Less than 6%       Less than 3%          Less than 3%
Critically undercapitalized................              --                 --      A ratio of tangible
                                                                                      equity to total
                                                                                    assets of 2% or less

     Subject to certain exceptions, these capital ratios are generally determined on the basis of Call Reports submitted by each depository institution and the reports of examination of the appropriate federal bank regulatory agency.

     Among other things, the FDIA requires the federal bank regulatory agencies to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The scope and degree of regulatory intervention is linked to the capital category to which a depository institution is assigned. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include:

     - requiring the submission of a capital restoration plan

     - placing limits on asset growth and restrictions on activities

     - requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired

     - restricting transactions with affiliates

     - restricting the interest rate the institution may pay on deposits

     - ordering a new election of directors of the institution

     - requiring that senior executive officers or directors be dismissed

     - prohibiting the institution from accepting deposits from correspondent banks

     - requiring the institution to divest certain subsidiaries

     - prohibiting the payment of principal or interest on subordinated debt

     - ultimately, appointing a receiver for the institution

     In general, a depository institution may be reclassified to a lower category than is indicated by its capital position if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

     As of December 31, 1999, First Bank had total Tier I Capital of $4.5 million, or 7.1% of total assets and a 9.1% ratio of total capital to total risk-weighted assets and met the criteria to be classified by the FDIC as "adequately capitalized."

     Dividends. As a banking corporation organized under Indiana law, First Bank is restricted as to the maximum amount of dividends it may pay to First Shares. Indiana law prohibits First Bank from declaring or paying dividends that would impair First Bank's capital or that would be greater than its undivided profits. In addition, the prior approval of the DFI is required for the payment of any dividend if the aggregate amount of all dividends paid by First Bank during a calendar year, including the proposed dividend, would exceed the sum of the retained net income of First Bank for the year to date and previous two years.

     The FDIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if the payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice. As described above, the Federal Reserve Board has issued a policy statement providing that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     Insider Transactions. First Bank is subject to certain federal and state statutory and regulatory restrictions on any extensions of credit to First Shares or any subsidiaries of First Shares, on investments in the stock or other securities of First Shares or any subsidiaries of First Shares, and on the acceptance of the stock or other securities of First Shares or any subsidiaries of First Shares as collateral for loans to any person. Certain limitations and reporting requirements are also placed on extensions of credit by First Bank to its directors and officers, to directors and officers of First Shares and any subsidiaries of First Shares, to principal shareholders of First Shares, and to "related interests" of such directors, officers and principal shareholders. In addition, this legislation and these regulations may affect the terms upon which any person who is a director or officer of First Shares or any of its subsidiaries or a principal shareholder of First Shares may obtain credit from banks with which First Bank maintains a correspondent relationship.

     Safety and Soundness Standards. On July 10, 1995, the FDIC, the Office of Thrift Supervision, the Federal Reserve Board and the Office of the Comptroller of the Currency published final guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards included in the guidelines, the institution's primary federal bank regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action. Effective October 1, 1996, the agencies expanded the guidelines to establish asset quality and earnings standards. As before, the expanded guidelines make each depository institution responsible for establishing its own procedures to meet such goals.

     State Bank Activities. Under FDICIA, as implemented by final regulations adopted by the FDIC, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with FDICIA. These restrictions do not currently have a material impact on the operations of First Bank.

     Consumer Banking. Our business includes making a variety of types of loans to individuals. In making these loans, we are subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth-in-Lending Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate our mortgage loan servicing activities, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on depository and non-depository mortgage lenders and servicers under the National Flood Insurance Program. See "-- Recent Regulatory Developments." In receiving deposits, we are subject to extensive regulation under state and federal law and regulations, including the Truth-in-Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the FDIA. Violation of these laws could result in the imposition of significant damages and fines upon us and our directors and officers.

     Monetary Policies. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States Government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or our business and earnings.

     Community Reinvestment Act. Under the Community Reinvestment Act (the "CRA") and the implementing regulations, we have a continuing and affirmative obligation to help meet the credit needs of our local community, including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of financial institutions, such as us, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet community credit needs and the specific types of credit that the institution is willing to extend.

Our service area is currently designated as certain portions of Brown, Morgan and Johnson Counties in Indiana. Our board of directors is required to review the appropriateness of this delineation at least annually.

RECENT REGULATORY DEVELOPMENTS

     Riegle and Riegle-Neal Acts. In 1994, the Congress enacted two major pieces of banking legislation, the Riegle Act and the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"). The Riegle Act addressed such varied issues as the promotion of economic revitalization of defined urban and rural "qualified distressed communities" through special purpose "Community Development Financial Institutions," the expansion of consumer protection with respect to certain loans secured by a consumer's home and reverse mortgages, and reductions in compliance burdens regarding Currency Transaction Reports, in addition to reform of the National Flood Insurance Program, the promotion of a secondary market for small business loans and leases, and mandating specific changes to reduce regulatory impositions on depository institutions and holding companies.

     The Riegle-Neal Act substantially changed the geographic constraints applicable to the banking industry. Effective September 29, 1995, the Riegle-Neal Act allows bank holding companies to acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring holding company and all of its insured depository institution affiliates. Effective June 1, 1997 (or earlier if expressly authorized by applicable state law), the Riegle-Neal Act allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. The legislation allowed individual states to "opt-out" of certain provisions of the Riegle-Neal Act by enacting appropriate legislation prior to June 1, 1997.

     In 1996, Indiana authorized out-of-state banks to establish branch offices in Indiana. The Indiana Financial Institutions Act now permits, in appropriate circumstances,

          (A) with the approval of the DFI:

        - the acquisition of all or substantially all of the assets of an Indiana-chartered bank by an FDIC-insured bank, savings bank or savings association located in another state,

        - the acquisition by an Indiana-chartered bank of all or substantially all of the assets of an FDIC-insured bank, savings bank or savings association located in another state,

        - the consolidation of one or more Indiana-chartered banks and FDIC-insured banks, savings banks or savings associations located in other states having laws permitting such consolidation, with the resulting organization chartered by Indiana, and

        - the organization of a branch in Indiana by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting an Indiana-chartered bank to establish a branch in such jurisdiction, and

          (B) upon written notice to the DFI:

        - the acquisition by an Indiana-chartered bank of one or more branches (not comprising all or substantially all of the assets) of an FDIC-insured bank, savings bank or savings association located in another state, the District of Columbia, or a U.S. territory or protectorate,

        - the establishment by Indiana-chartered banks of branches located in other states, the District of Columbia, or U.S. territories or protectorates, and

        - the consolidation of one or more Indiana-chartered banks and FDIC-insured banks, savings banks or savings associations located in other states, with the resulting organization chartered by one of such other states, and

          (C) the sale by an Indiana-chartered bank of one or more of its branches (not comprising all or substantially all of its assets) to an FDIC-insured bank, savings bank or savings association located in a state in which an Indiana-chartered bank could purchase one or more branches of the purchasing entity.

     Omnibus Consolidated Appropriations Act. The Omnibus Consolidated Appropriations Act, 1997 ("OCCA"), was enacted September 30, 1996. It amended many of the principal federal laws regulating banks and bank holding companies. As part of the projected conversion or closure of all thrift institutions in the United States, OCCA modified existing laws (a) to impose a special, one-time assessment on all deposits insured by the Savings Association Insurance Fund ("SAIF") of the FDIC to bring the SAIF reserves to the statutory minimum ratio of 1.25% of all SAIF-insured deposits, (b) to permit the financing corporation to impose (in the same manner as regular FDIC insurance assessments) assessments upon commercial banks to fund repayment of its bonds which had been issued to pay for losses resulting from widespread failures of thrift institutions during the 1980's and (c) to merge, prospectively, the BIF and SAIF into a single deposit insurance fund. There can be no assurance whether or when the merger of the BIF and SAIF will in fact occur.

     OCCA also amended the BHCA (a) to eliminate the requirement of prior written notice to the Federal Reserve Board by well-capitalized and well-managed bank holding companies meeting certain statutory criteria wishing to engage de novo (or in certain cases through acquisition) in a non-banking activity already permitted by order or regulation of the Federal Reserve Board, (b) to shorten to 12 business days the prior written notice to the Federal Reserve Board required from well-managed and well-capitalized bank holding companies meeting such criteria for other acquisitions of non-banking companies engaged in non-banking activities so permitted and (c) to eliminate the opportunity for a hearing on applications to the Federal Reserve Board for permission to engage in non-banking activities (other than the acquisition of a savings association).

     Among the other changes made by OCCA, the statute (a) increased the number of banks exempted from compliance with the record-keeping and reporting requirements of the Home Mortgage Disclosure Act and eligible for an 18-month cycle of regulatory examinations by increasing the total assets threshold in each case, (b) simplified the disclosure requirements for residential mortgage loans by harmonizing the requirements of the Truth-in-Lending Act and Real Estate Settlement Procedures Act, (c) substantially re-wrote the Fair Credit Reporting Act and (d) expanded the authority of the Federal Reserve Board under the Consumer Leasing Act and directed the Federal Reserve Board to issue model disclosure forms for use in leasing personal property.

     Gramm-Leach-Bliley Act. On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act, previously known as the Financial Services Modernization Act of 1999. Among other things, the Gramm-Leach-Bliley Act repeals the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. This act also creates a new "financial holding company" under the Bank Holding Company Act, which will permit holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities, and authorizes such other financial activities as may be determined by rule or order of the Federal Reserve Board.

     In addition, the Gramm-Leach-Bliley Act imposes significant new financial privacy obligations and reporting requirements on all financial institutions, including banks. Among other things, it will require financial institutions (a) to establish privacy policies and disclose them to customers both at the commencement of a customer relationship and on an annual basis and (b) to permit customers to opt out of a financial institution's disclosure of financial information to nonaffiliated third parties. The Gramm-Leach-Bliley Act requires the federal financial regulators to promulgate regulations implementing these provisions within six months of enactment, and the statute's privacy requirements will take effect one year after enactment.

     The Gramm-Leach-Bliley Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that First Shares and First Bank face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Gramm-Leach-Bliley Act will have on First Shares and First Bank.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     All material provisions of our common stock are summarized in this prospectus. However, the following description of our capital stock is subject in all respects to applicable Indiana law and to the provisions of our amended articles of incorporation and amended bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

     Our authorized capital stock consists of 10 million shares of common stock and 2 million shares of preferred stock. Upon completion of the offering, and assuming no exercise of the underwriters' over-allotment option, there will be 1,414,512 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Up to an additional 108,000 shares of common stock will be issuable upon exercise of outstanding options granted under our stock option plans. See "Management -- Benefit Plans and Arrangements." Immediately prior to the offering, 664,512 shares of common stock were outstanding and we had approximately 120 shareholders of record.

COMMON STOCK

     Each holder of common stock is entitled to one vote per share of record on all matters to be voted upon by the shareholders. Holders do not have cumulative voting rights in the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each share of common stock entitles the holder thereof to an equal and ratable right to receive dividends when, if and as declared from time to time by the board of directors out of legally available funds. We do not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

     In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of common stock have no preemptive or redemption rights and are not subject to further calls or assessments. All of the shares of common stock to be issued and sold in the offering will be, immediately upon consummation of the offering, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without shareholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

AUTHORIZED BUT UNISSUED SHARES

     Indiana law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

CERTAIN PROVISIONS OF AMENDED ARTICLES OF INCORPORATION AND AMENDED BYLAWS

     Certain provisions of our amended articles of incorporation and amended bylaws may delay or make more difficult unsolicited acquisitions or changes of control. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control, although such proposals, if made, might be considered desirable by a majority of our shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of the board of directors. These provisions include:

     - the division of the Board of Directors into three classes serving "staggered" terms of office of three years (see "Management -- Directors and Officers");

     - the availability of authorized but unissued shares of stock for issuance from time to time at the discretion of the board of directors (see
       "-- Authorized But Unissued Shares");

     - provisions allowing the removal of directors only for cause and only upon a 70% shareholder vote taken at a meeting called for that purpose;

     - provisions requiring the participation of 25% of the voting power of the outstanding common stock (or 70% if First Shares has more than 50 shareholders) in order for the shareholders to demand the calling of a special meeting of shareholders; and

     - requirements for advance notice for raising business or making nominations at shareholders' meetings.

     Our amended bylaws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of our shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although our amended bylaws do not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

CERTAIN PROVISIONS OF INDIANA LAW

     The Indiana Business Corporation Law (the "IBCL") applies to First Shares as an Indiana corporation. Under certain circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

     Control Share Acquisitions. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares.

     Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges (a) one-fifth or more but less than one-third; (b) one-third or more but less than a majority; or (c) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either
(a) more than 10% of its shareholders resident in Indiana, (b) more than 10% of its shares owned by Indiana residents or (c) 10,000 shareholders resident in Indiana.

     The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that they do not apply. First Shares' amended articles of incorporation and amended bylaws do not exclude First Shares from the restrictions imposed by such provisions.

     Certain Business Combinations. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective until 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. First Shares' amended articles of incorporation do not exclude First Shares from the restrictions imposed by such provisions.

     Directors' Duties And Liability. Under Section 23-1-35-1 of the IBCL, our directors are required to discharge their duties: (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the directors reasonably believe to be in the best interests of First Shares. However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

     Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that certain judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     First Shares' amended articles of incorporation provide that, to the extent not inconsistent with applicable law, First Shares shall indemnify each of its directors, officers, employees and agents against all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any claim in which he or she may become involved by reason of the fact that he or she is or was a director, officer, employee or agent of First Shares or by reason of any action taken or not taken by him or her in any such capacity, if such person is wholly successful with respect to the claim or, if not wholly successful, then if such person is determined to have acted in good faith, in what he or she reasonably believed to be the best interests of First Shares (or at least not opposed to its best interests) and, in addition, with respect to a criminal claim, is determined to have had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

     FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by First Shares or First Bank to their respective directors or officers otherwise permitted or required under the IBCL or First Shares' amended articles of incorporation.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for our common stock will be Registrar and Transfer Company, Cranford, New Jersey.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, we expect to have 1,414,512 shares of common stock outstanding (plus any additional shares sold upon the underwriters' exercise of their over-allotment option), all of which either will have been registered with the SEC under the Securities Act or will have been outstanding for a sufficient period of time so that they will be eligible for resale without registration under the Securities Act unless they were acquired by our directors, executive officers or other affiliates (collectively, "affiliates"). Our affiliates generally will be able to sell shares of the common stock only in accordance with the limitations of Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) may sell shares of common stock within any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

     We and our directors and executive officers (who are expected to hold an aggregate of approximately 231,692 shares after the offering, excluding the shares that they have the right to acquire pursuant to options granted to them under our stock option plans) have agreed, or will agree, that we and they will not issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of or register with the SEC any shares of common stock (or any securities convertible into or exercisable for shares of common stock), without the prior written consent of David A. Noyes & Company, for a period of one year from the date of this prospectus, except that (a) we may issue shares upon the exercise of options under our stock option plans and (b) the directors and officers may give common stock owned by them to others who have agreed in writing to be bound by the same agreement. After the one-year period, such directors and executive officers will be permitted to sell no more than 10% of their common stock in each of the next three years.

     As of December 31, 1999, we had outstanding options under our stock option plans to purchase an aggregate of 108,000 shares of our common stock at an exercise price equal to or less than the initial public offering price of the common stock, as specified on the cover page of this prospectus. See "Management -- Benefit Plans and Arrangements."

     Prior to the offering, there has been no public trading market for the common stock, and we cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the common stock after completion of the offering. Nevertheless, sales of substantial amounts of common stock in the public market could have an adverse effect on prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement
dated                     , 2000, the underwriters named below, who are
represented by David A. Noyes & Company (the "Representative"), have severally agreed to purchase from us the number of shares set forth opposite their names below:

                                                                NUMBER
UNDERWRITERS                                                  OF SHARES
David A. Noyes & Company....................................
          ..................................................
          ..................................................
                                                              ----------
          Total.............................................

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of specific legal matters by their counsel and to specific other conditions. Except for those shares covered by the over-allotment option, the underwriters are obligated to purchase and accept delivery of all the shares if they purchase any of the shares. The over-allotment option is discussed below.

     The underwriters propose to offer initially some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to some dealers at the public offering price
less a concession not in excess of $     per share. The underwriters may allow,
and these dealers may reallow, a concession not in excess of $     per share on
sales to some other dealers. After the initial offering of the shares to the public, the underwriters may change the public offering price and these concessions.

     The proceeds we will receive as shown on the cover page of this prospectus do not reflect estimated expenses of $250,000 payable by us. These expenses are estimated to include printing expenses of $50,000, registration, NASD and listing fees of $10,500, professional fees of $155,000, blue sky fees and expenses of $20,000 and miscellaneous expenses of $14,500.

     The underwriters have informed us that they do not intend to make sales to any accounts over which they exercise discretionary authority.

     We have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 112,500 additional shares at the public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to specific conditions, to purchase a number of additional shares about proportionate to that underwriter's initial purchase commitment.

     We have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     We and our executive officers and directors have agreed that, for a period of one year from the date of this prospectus, we and they will not, subject to some exceptions, without the prior written consent of David A. Noyes & Company
(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock or other securities, in cash or otherwise). After the one-year period, such directors and executive officers will be permitted to sell no more than 10% of their common stock in each of the next three years.

     Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     The common stock being offered is a new issue of securities with no prior established trading market. The underwriters have advised us that, upon completion of the offering, they intend to make a market in the common stock, although they are not obligated to do so. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market-maker. The underwriters may discontinue market-making at any time without notice. We cannot assure you that the trading market for the common stock offered in this prospectus will be liquid.

     In connection with this offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     Prior to this offering, there has been no public market for our common stock. Accordingly, the public offering price for the common stock was determined by negotiations between us and the underwriters. This price should not be construed as indicative of the present or anticipated future value of the common stock. Several factors were considered in determining the initial offering price of the common stock, among them the size of the offering, the initial public offering prices of similar bank holding companies, the underwriters' experience in dealing with initial public offerings for financial institutions and the general condition of the equity securities market. We cannot assure you, however, that the prices at which the common stock will sell in the public market after this offering will not be lower than the price at which the shares of common stock are sold by the underwriters.

     David A. Noyes & Company from time to time provides investment banking and financial advisory services to us, including in connection with our acquisition of a branch in Nashville, Indiana, for which it receives customary fees.

                                 LEGAL OPINIONS

     Bose McKinney & Evans LLP, Indianapolis, Indiana, will pass upon the legality of the securities offered by this prospectus for us. R.J. McConnell, one of our directors, is a partner in Bose McKinney & Evans LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Leagre Chandler & Millard LLP. Leagre Chandler & Millard LLP has acted as counsel for us in the past and is currently acting as our counsel in connection with the acquisition of a branch bank.

                                    EXPERTS

     The audited consolidated financial statements of First Shares Bancorp, Inc. and Subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in this prospectus, have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their report with respect thereto and included herein in reliance upon the authority of said firm as experts in giving said report.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
Three Years Ended December 31, 1999
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets, December 31, 1998 and December
  31, 1999..................................................   F-3
Consolidated Statements of Operations for the three-year
  period ended December 31, 1999............................   F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the three-year period ended December 31, 1999.........   F-5
Consolidated Statements of Cash Flows for the three year
  period ended December 31, 1999............................   F-6
Notes to Consolidated Financial Statements..................   F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Shares Bancorp, Inc.
Greenwood, Indiana

     We have audited the accompanying consolidated balance sheets of First Shares Bancorp, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Shares Bancorp, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                            Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 14, 2000, except for Note 1 with respect to the equity transaction, as to which the date is February 11, 2000

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                               1999      1998
Cash and due from banks.....................................  $ 2,460   $ 1,674
Interest-bearing deposits...................................      100        --
Federal funds sold..........................................       89     3,000
                                                              -------   -------
          Cash and cash equivalents.........................    2,649     4,674
Securities available for sale (at market)...................   16,875     8,535
Securities held to maturity (market values of $616 and
  $1,341 in 1999 and 1998)..................................      617     1,334
FHLB stock, at cost.........................................      129       126
Loans held for sale.........................................      601        --
Loans, net of allowance ($549 and $346).....................   44,996    26,305
Premises and equipment, net.................................    1,696       634
Intangible assets, net......................................      206       250
Accrued interest receivable and other assets................      901     1,007
                                                              -------   -------
                                                              $68,670   $42,865
                                                              =======   =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Noninterest-bearing deposits..............................  $ 6,990   $ 5,946
  Interest-bearing deposits.................................   55,997    32,161
                                                              -------   -------
          Total deposits....................................   62,987    38,107
  Federal Home Loan Bank advances...........................      800        --
  Accrued interest payable and other liabilities............      286       273
                                                              -------   -------
                                                               64,073    38,380
Shareholders' equity
  Common stock, $.01 par value: 10,000,000 shares
     authorized, 664,512 (1999) and 557,760 (1998) shares
     issued.................................................        7         6
  Additional paid in capital................................    1,988     1,089
  Retained earnings.........................................    2,749     3,447
  Accumulated other comprehensive income....................     (147)       27
  Less: Treasury stock, at cost (0 and 12,180 shares).......       --       (84)
                                                              -------   -------
                                                                4,597     4,485
                                                              -------   -------
                                                              $68,670   $42,865
                                                              =======   =======

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               1999     1998     1997
Interest income
  Loans, including related fees.............................  $3,157   $2,778   $2,630
  Taxable securities........................................     555      295      541
  Nontaxable securities.....................................      77       83       45
  Other.....................................................     122      165       95
                                                              ------   ------   ------
                                                               3,911    3,321    3,311
Interest expense
  Deposits..................................................   1,785    1,470    1,502
  Other.....................................................      32       --        3
                                                              ------   ------   ------
                                                               1,817    1,470    1,505
NET INTEREST INCOME.........................................   2,094    1,851    1,806
Provision for loan losses...................................     280      526       15
                                                              ------   ------   ------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES.........   1,814    1,325    1,791
Noninterest income
  Service charges on deposit accounts.......................     128      121      130
  Gain (loss) on sale of other real estate..................     (25)       3        6
  Other.....................................................      95       59       80
                                                              ------   ------   ------
                                                                 198      183      216
Noninterest expenses
  Salaries and employee benefits............................   1,615      885      937
  Occupancy.................................................     151       67       62
  Equipment and data processing.............................     253      196      135
  Core deposit amortization.................................      44       44       42
  Postage, freight and express..............................      44       39       40
  Advertising...............................................     117       24       20
  Stationery and office supplies............................      57       27       31
  Telephone and telegraph...................................      64       34       30
  Committee and director fees...............................      46       39       34
  Other.....................................................     303      244      206
                                                              ------   ------   ------
                                                               2,694    1,599    1,537
                                                              ------   ------   ------
INCOME (LOSS) BEFORE INCOME TAXES...........................    (682)     (91)     470
Income tax expense (benefit)................................     (73)     (85)     182
                                                              ------   ------   ------
NET INCOME (LOSS)...........................................  $ (609)  $   (6)  $  288
                                                              ======   ======   ======
Per share data
  Earnings/(loss) per share.................................  $ (.97)  $ (.01)  $  .53
  Earnings/(loss) per share, assuming dilution..............    (.97)    (.01)     .52

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  ACCUMULATED
                                         ADDITIONAL                  OTHER                      TOTAL
                                COMMON    PAID-IN     RETAINED   COMPREHENSIVE   TREASURY   SHAREHOLDERS'
                                STOCK     CAPITAL     EARNINGS      INCOME        STOCK        EQUITY
BALANCE AT JANUARY 1, 1997....  $   6      $1,061      $3,345        $   1         $(90)       $4,323
Comprehensive income:
  Net income..................     --          --         288           --           --           288
  Change in unrealized gain/
     (loss)...................     --          --          --           20           --            20
                                                                                               ------
          Total comprehensive
            income............                                                                    308
  Cash dividends ($.16 per
     share)...................     --          --         (89)          --           --           (89)
  Reissue of treasury stock
     (672 shares).............     --          --          --           --            5             5
  Stock options outstanding...     --          19          --           --           --            19
                                ------     ------      ------        -----         ----        ------
BALANCE AT DECEMBER 31,
  1997........................      6       1,080       3,544           21          (85)        4,566
Comprehensive loss:
  Net loss....................     --                      (6)          --           --            (6)
  Changes in unrealized
     gain/(loss)..............     --          --          --            6           --             6
                                                                                               ------
          Total comprehensive
            loss..............                                                                     --
  Cash dividends ($.17 per
     share)...................     --          --         (91)          --           --           (91)
  Reissue of treasury stock
     (90 shares)..............     --          --          --           --            1             1
  Stock options outstanding...     --           9          --           --           --             9
                                ------     ------      ------        -----         ----        ------
BALANCE AT DECEMBER 31,
  1998........................      6       1,089       3,447           27          (84)        4,485
Comprehensive loss:
  Net loss....................     --          --        (609)          --           --          (609)
  Changes in unrealized gain/
     (loss)...................     --          --          --         (174)          --          (174)
                                                                                               ------
          Total comprehensive
            loss..............                                                                   (783)
  Cash dividends ($.13 per
     share)...................     --          --         (89)          --           --           (89)
  Sale of 121,830 shares at
     $8.19 per share..........      1         996          --           --           --           997
  Purchase of treasury stock
     (2,898 shares)...........     --          --          --           --          (23)          (23)
  Retirement of treasury
     stock....................     --        (107)         --           --          107            --
  Stock options outstanding...     --          10          --           --           --            10
                                ------     ------      ------        -----         ----        ------
BALANCE AT DECEMBER 31,
  1999........................  $1,957     $1,988      $2,749        $(147)        $ --        $4,597
                                ======     ======      ======        =====         ====        ======

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                1999      1998      1997
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $   (609)  $    (6)  $   288
  Adjustments to reconcile net income (loss) to net cash
     from operating activities:
     Depreciation and amortization..........................       171       111        91
     Provision for loan losses..............................       280       526        15
     Stock option compensation expense......................        10         9        19
     Discount (accretion) and premium amortization..........        13         2        (4)
     Amortization of intangible asset.......................        44        44        48
     Changes in assets and liabilities:
       Loans held for sale..................................      (601)       --        --
       Interest receivable and other assets.................        85      (271)      122
       Interest payable and other liabilities...............       126      (105)      106
                                                              --------   -------   -------
          Net cash from operating activities................      (481)      310       685
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales and maturities of securities available
     for sale...............................................     5,941     3,539     2,558
  Proceeds from maturities of securities held to maturity...       715     1,541     3,174
  Purchases of securities available for sale................   (14,579)   (7,158)   (3,277)
  Purchase of Federal Home Loan Bank stock..................        (3)       (2)       (3)
  Loans made to customers net of payments received..........   (18,971)    1,860    (3,627)
  Premises and equipment purchases..........................    (1,212)      (76)     (151)
                                                              --------   -------   -------
          Net cash from investing activities................   (28,109)     (296)   (1,326)
CASH FLOWS FROM FINANCING ACTIVITIES
  Change in deposit accounts................................    24,880     1,109       206
  Proceeds from Federal Home Loan Bank advances.............     2,300        --        --
  Payments on Federal Home Loan Bank advance................    (1,500)       --        --
  Dividends paid............................................       (89)      (91)      (89)
  Issuance of common stock..................................       997        --        --
  Net purchase/reissue of treasury stock....................       (23)        1         5
                                                              --------   -------   -------
          Net cash from financing activities................    26,565     1,019       122
                                                              --------   -------   -------
Net change in cash and cash equivalents.....................    (2,025)    1,033      (519)
Cash and cash equivalents at beginning of year..............     4,674     3,641     4,160
                                                              --------   -------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $  2,649   $ 4,674   $ 3,641
                                                              ========   =======   =======
Supplemental disclosures of cash flow information
  Cash paid during the year for:
     Interest...............................................  $  1,724   $ 1,410   $ 1,520
     Income taxes...........................................        34        39       127

                           FIRST SHARES BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations and Description of Consolidation: The accompanying consolidated financial statements include the accounts of First Shares Bancorp, Inc. (the Company) and its wholly-owned subsidiary, First Bank (the Bank). Intercompany balances and transactions are eliminated in consolidation. The Bank operates from five locations which generate commercial, mortgage and installment loans, and receives deposits from customers located primarily in Johnson, Morgan and Brown Counties of Indiana. The majority of the Company's income is derived from commercial and retail lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

     Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. Areas where management's estimates and assumptions are more susceptible to change in the near term include the allowance for loan losses and the fair values of financial instruments.

     Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income
(loss). Other securities such as Federal Home Loan Bank are carried at cost. Securities are written down to fair value when a decline in fair value is not temporary. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.

     Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

     Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

     Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgement, should be charged-off.

     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral.

     Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives.

     Long-Term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

                           FIRST SHARES BANCORP, INC.

     Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

     Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

     Intangible Assets: Intangibles consist primarily of a core deposit intangible from a 1996 branch acquisition and is being amortized over 10 years on an accelerated basis.

     Concentration of Funds: At December 31, 1999 and 1998 the Bank's cash balances with Bank One, Indianapolis NA totaled $778 and $3,821, respectively.

     Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and interest bearing deposits with other banks.

     Stock Compensation: Expense for employee compensation under stock option plans is reported when options are granted below market price at grant date. In addition, pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense for options granted, using an option pricing method to estimate fair value.

     Earnings Per Share: Earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under outstanding options. Earnings, dividends per share, and other financial information are restated for all stock splits and dividends through the date of issue of the financial statements.

     Equity Transaction: On January 21, 2000, the Company declared a 6:1 stock split. On February 11, 2000, the shareholders approved a change in authorized shares to 10,000,000 and set par value at $.01 per share.

     Comprehensive Income/(Loss): Comprehensive income consists of net income/(loss) and other comprehensive income/(loss). Other comprehensive income/(loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

     Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

     Dividend Restriction: Banking regulations require the maintenance of certain capital levels that may limit the amount of dividends which may be paid by the Bank to the Company or by the Company to its shareholders.

     Industry Segment: Internal financial information is reported and aggregated in one line of business, banking.

     New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by

                           FIRST SHARES BANCORP, INC.

offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect, but the effect will depend on derivative holdings when this standard applies.

NOTE 2 -- SECURITIES

     The amortized cost and fair values of securities at December 31, 1999 and 1998 are as follows:

                                                                          1999
                                                      ---------------------------------------------
                                                                    GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                        COST        GAINS        LOSSES      VALUE
AVAILABLE FOR SALE
U.S. Treasury and government agency securities......   $ 7,270       $--         $(151)     $ 7,119
Obligations of states and political subdivisions....       749        --           (41)         708
Other securities....................................     8,336         3           (32)       8,307
Mortgage backed securities..........................       763        --           (22)         741
                                                       -------       ---         -----      -------
                                                       $17,118       $ 3         $(246)     $16,875
                                                       =======       ===         =====      =======
HELD TO MATURITY
U.S. Treasury and government agency securities......   $   251       $--         $  (3)     $   248
Obligations of states and political subdivisions....       355         2            --          357
Mortgage backed securities..........................        11        --            --           11
                                                       -------       ---         -----      -------
                                                       $   617       $ 2         $  (3)     $   616
                                                       =======       ===         =====      =======

                                                                          1998
                                                      ---------------------------------------------
                                                                    GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                        COST        GAINS        LOSSES      VALUE
AVAILABLE FOR SALE
U.S. Treasury and government agency securities......   $ 4,503       $19         $  (7)     $ 4,515
Obligations of states and political subdivisions....     1,949        44            (7)       1,986
Other securities....................................     1,020        --            (7)       1,013
Mortgage backed securities..........................     1,019         2            --        1,021
                                                       -------       ---         -----      -------
                                                       $ 8,491       $65         $ (21)     $ 8,535
                                                       =======       ===         =====      =======
HELD TO MATURITY
U.S. Treasury and government agency securities......   $   747       $ 3         $  (5)     $   745
Obligations of states and political subdivisions....       355         9            --          364
Mortgage backed securities..........................       232        --            --          232
                                                       -------       ---         -----      -------
                                                       $ 1,334       $12         $  (5)     $ 1,341
                                                       =======       ===         =====      =======

                           FIRST SHARES BANCORP, INC.

     The amortized cost and fair value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  AVAILABLE FOR SALE    HELD TO MATURITY
                                                  -------------------   -----------------
                                                  AMORTIZED    FAIR     AMORTIZED   FAIR
                                                    COST       VALUE      COST      VALUE
Due in one year or less.........................   $ 9,485    $ 9,468     $330      $328
Due after one year through five years...........     4,744      4,614      276       277
Due after five years through ten years..........     1,761      1,716       --        --
Due after ten years.............................       365        336       --        --
Mortgage backed securities......................       763        741       11        11
                                                   -------    -------     ----      ----
                                                   $17,118    $16,875     $617      $616
                                                   =======    =======     ====      ====

     Information about the sales of securities available for sale follows:

                                                               1999    1998   1997
Proceeds....................................................  $1,192   $--    $956
Gross realized gains........................................       7    --       5
Gross realized losses.......................................       7    --       5

NOTE 3 -- LOANS

     Total loans are comprised of the following at December 31:

                                                               1999      1998
Commercial..................................................  $10,917   $ 5,123
Commercial Real Estate......................................    5,566     4,952
Residential Real Estate.....................................   13,779     9,731
Construction................................................    4,921     3,883
Consumer....................................................   10,362     2,962
                                                              -------   -------
                                                              $45,545   $26,651
                                                              =======   =======

NOTE 4 -- ALLOWANCE FOR LOAN LOSSES

     An analysis of the allowance for loan losses follows:

                                                              1999    1998    1997
Balance, January 1..........................................  $ 346   $ 396   $ 555
Provision charged to operations.............................    280     526      15
Loans charged off...........................................   (169)   (628)   (233)
Recoveries..................................................     92      52      59
                                                              -----   -----   -----
Balance, December 31........................................  $ 549   $ 346   $ 396
                                                              =====   =====   =====

                           FIRST SHARES BANCORP, INC.

     Impaired loans were as follows.

                                                              1999   1998
Year-end loans with no allowance for loan losses
  allocated.................................................  $ --   $ 94
Year-end loans with allowance for loan losses allocated.....    --    106
Amount of the allowance allocated...........................    --     13
Average of impaired loans during the year...................    70    189
Interest income recognized during impairment................    --     --
Cash-basis interest income recognized.......................    --     --

NOTE 5 -- PREMISES AND EQUIPMENT

     Premises and equipment consists of the following at December 31:

                                                               1999     1998
Land........................................................  $   26   $   26
Buildings and improvements..................................     540      508
Leasehold improvements......................................     466       --
Furniture and equipment.....................................   1,507      821
                                                              ------   ------
          Total.............................................   2,539    1,355
Accumulated depreciation....................................    (843)    (721)
                                                              ------   ------
                                                              $1,696   $  634
                                                              ======   ======

NOTE 6 -- DEPOSITS

     Certificates of deposit in denominations of $100 or more totaled $10,444 and $3,168 at December 31, 1999 and 1998.

     At year-end 1999, scheduled maturities of time deposits were as follows:

2000.......................................................  $26,593
2001.......................................................    8,857
2002.......................................................    1,130
2003.......................................................    2,031
2004.......................................................      203
Thereafter.................................................       --
                                                             -------
                                                             $38,814
                                                             =======

NOTE 7 -- FEDERAL HOME LOAN BANK ADVANCES

     At December 31, 1999, the Bank has an outstanding advance with the Federal Home Loan Bank. The advance has a principal balance of $800 and is payable at its maturity date of September 10, 2001, with a pre-payment penalty. The advance has a variable interest rate which was 6.60% at December 31, 1999. The advance is collateralized by eligible securities and first mortgage loans under a blanket lien arrangement. At December 31, 1998, the Bank had no advances outstanding.

NOTE 8 -- EMPLOYMENT BENEFIT PLANS

     The Bank maintains a 401(k) retirement plan in which substantially all employees may participate. Employee contributions are limited to a maximum of 15% of their salary. The Plan allows for employer matching contributions up to 6% of employee's compensation, and employer discretionary contributions. The Bank's contributions to the Plan become 20% vested after each year of service, and are fully vested

                           FIRST SHARES BANCORP, INC.

after 5 years. Total 401(k) contributions charged to expense were $18, $22 and $40 in 1999, 1998 and 1997.

     The Bank has a deferred compensation plan for the benefit of certain directors. Under the plan, the Bank agrees, in return for the directors deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $92 and $70 at December 31, 1999 and 1998. The Bank purchased life insurance on the directors. The cash surrender value of that insurance was $438 and $415 at December 31, 1999 and 1998 and is carried as an other asset on the consolidated balance sheet.

NOTE 9 -- INCOME TAXES

     Income tax expense/(benefit) consists of the following:

                                                              1999   1998   1997
Current payable/(receivable)................................  $(74)  $(43)  $125
Deferred income tax.........................................     1    (42)    57
                                                              ----   ----   ----
          Income tax expense/(benefit)......................  $(73)  $(85)  $182
                                                              ====   ====   ====

     The following is a reconciliation of income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income/(loss) before income taxes for December 31:

                                                              1999    1998   1997
Statutory rate applied to income/(loss) before income
  taxes.....................................................  $(232)  $(38)  $160
Add (deduct)
  State income tax, net.....................................     --     (4)    29
  Tax exempt interest income, net...........................    (22)   (24)   (14)
  Other.....................................................    (13)   (19)     7
Valuation Allowance.........................................    194     --     --
                                                              -----   ----   ----
          Total income tax expense/(benefit)................  $ (73)  $(85)  $182
                                                              =====   ====   ====

                           FIRST SHARES BANCORP, INC.

     Deferred tax assets and liabilities as of December 31, 1999 and 1998, are comprised of the following components:

                                                              1999    1998
Deferred tax assets:
  Allowance for loan losses.................................  $ 142   $  91
  Stock options.............................................     15      11
  Core deposit..............................................     36      28
  Net unrealized loss on securities available for sale......     96      --
  Net operating loss carryforward...........................    155      --
                                                              -----   -----
          Total deferred tax assets.........................    444     130
Deferred tax liabilities:
  Depreciation..............................................    (86)    (53)
  Deferred loan fees........................................    (54)     --
  Accrual to cash...........................................    (14)    (57)
  Net unrealized gain on securities available for sale......     --     (17)
  Other.....................................................     --     (19)
                                                              -----   -----
          Total deferred liabilities........................   (154)   (146)
Valuation allowance.........................................   (194)     --
                                                              -----   -----
  Net deferred tax asset/(liability)........................  $  96   $ (16)
                                                              =====   =====

     A net operating loss of approximately $450 is being carried forward. It expires, if not used, in 2019.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Bank has guarantees and commitments to extend credit which are not reflected in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it does for on-balance sheet items. At December 31, 1999 and 1998, unused lines of credit and standby letters of credit totaled $8,439 and $3,059, respectively. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

     At year-end 1999 and 1998, reserves of $183 and $117 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

     The Bank leases branch facilities under operating leases expiring in various years through 2004. Expense for leased premises was $48, $0, and $0 for 1999, and 1998 and 1997.

     Future minimum lease payments are as follows:

2000........................................................  $111
2001........................................................    78
2002........................................................    78
2003........................................................    47
2004........................................................    47
                                                              ----
          Total.............................................  $361
                                                              ====

                           FIRST SHARES BANCORP, INC.

     During 1999, the Company entered into employment contracts with certain executive officers. The contracts have an initial term of three years, with the expiration extended an additional year at each anniversary date. The contracts provide for severance payments and other benefits, the amount of which depends upon the nature of the separation. No amount is accrued at December 31, 1999 under these contracts.

NOTE 11 -- REGULATORY MATTERS

     The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices.

     The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

     At year end 1999, the capital requirements were met and the Bank was categorized as "adequately capitalized." Actual capital levels and minimum required levels for the Bank were as follows:

                                                                       1998
                                             --------------------------------------------------------
                                                                                    MINIMUM REQUIRED
                                                                                       TO BE WELL
                                                               MINIMUM REQUIRED    CAPITALIZED UNDER
                                                                 FOR CAPITAL       PROMPT CORRECTIVE
                                                 ACTUAL       ADEQUACY PURPOSES    ACTION REGULATIONS
                                             --------------   ------------------   ------------------
                                             AMOUNT   RATIO   AMOUNT      RATIO    AMOUNT      RATIO
Total capital (to risk weighted assets)....  $5,056    9.1%   $4,427      8.0%     $5,533       10.0%
Tier 1 capital (to risk weighted assets)...  $4,507    8.1%   $2,213      4.0%     $3,320        6.0%
Tier 1 capital (to average assets).........  $4,507    7.1%   $2,527      4.0%     $3,159        5.0%

                                                                     1998
                                           --------------------------------------------------------
                                                                                 MINIMUM REQUIRED
                                                                                    TO BE WELL
                                                            MINIMUM REQUIRED     CAPITALIZED UNDER
                                                               FOR CAPITAL       PROMPT CORRECTIVE
                                               ACTUAL       ADEQUACY PURPOSES   ACTION REGULATIONS
                                           --------------   -----------------   -------------------
                                           AMOUNT   RATIO   AMOUNT      RATIO   AMOUNT       RATIO
Total capital (to risk weighted
  assets)................................  $4,476   15.7%   $2,276      8.0%    $2,845        10.0%
Tier 1 capital (to risk weighted
  assets)................................  $4,130   14.5%   $1,138      4.0%    $1,707         6.0%
Tier 1 capital (to average assets).......  $4,130    9.9%   $1,666      4.0%    $2,083         5.0%

NOTE 12 -- STOCK OPTIONS

     The Company has established two separate stock option plans, the 1996 plan and the 1999 plan. Under the 1996 plan, 48,000 shares of common stock were set aside for option granting. In November 1996, 48,000 shares were granted at an exercise price of $6.67, which was less than fair value at the date of grant. At grant date 25% of the options granted were available for immediate exercise with the balance vesting at 25% over the next three years. The options expire seven years from the grant date. No options have been exercised, or forfeited. Compensation cost recognized for stock options was $10, $9 and $19 for 1999, 1998 and 1997.

                           FIRST SHARES BANCORP, INC.

     At December 31, options outstanding under the 1996 plan were as follows:

                                                              1999      1998
Number of options..........................................   48,000    48,000
Exercise price.............................................    $6.67     $6.67
Remaining option life......................................  4 years   5 years
Options now exercisable....................................   48,000    36,000

     Under the 1999 plan, 93,000 shares of common stock were set aside for option granting. In May, 1999, 60,000 shares were granted at an exercise price of $8.23, which was fair value at the date of grant. At grant date 25% of the options granted were available for immediate exercise with the balance vesting at 25% over the next three years. The options expire seven years from grant date. No options were exercised or forfeited during the year. No compensation cost was recognized for stock options granted in 1999.

     At December 31, options outstanding for the 1999 plan were as follows:

                                                                1999      1998
Number of options...........................................     60,000    --
Exercise price..............................................      $8.23    --
Remaining option life.......................................  6.5 years    --
Options now exercisable.....................................     15,000    --

     Had compensation cost for stock options been measured using the fair value method, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                              1999    1998    1997
Net income as reported......................................  $(609)  $  (6)  $288
Pro forma net income........................................   (644)    (12)   278
Basic earnings per share as reported........................   (.97)   (.01)   .53
Pro forma basic earnings per share..........................  (1.03)   (.02)   .51
Diluted earnings per share as reported......................   (.97)   (.01)   .52
Pro forma diluted earnings per share........................  (1.03)   (.02)   .50

     The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                               1999
Risk-free interest rate.....................................     5.66%
Expected option life........................................  7 years
Expected stock price volatility.............................        0
Dividend yield..............................................     1.63%
Weighted average fair value per option granted..............    $1.75

                           FIRST SHARES BANCORP, INC.

NOTE 13 -- EARNINGS (LOSS) PER SHARE

     A reconciliation of the numerators and denominators used to compute earnings per share and earnings per share, assuming dilution, is presented below:

                                                         1999       1998       1997
EARNINGS (LOSS) PER SHARE
  Net income (loss)..................................  $   (609)  $     (6)  $    288
                                                       ========   ========   ========
  Weighted average shares outstanding................   627,372    545,532    545,304
                                                       ========   ========   ========
          Earnings (loss) per share..................  $   (.97)  $   (.01)  $    .53
                                                       ========   ========   ========
EARNINGS (LOSS) PER SHARE ASSUMING DILUTION
  Net income (loss)..................................  $   (609)  $     (6)  $    288
                                                       ========   ========   ========
  Weighted average shares outstanding................   627,372    545,532    545,304
  Add: effect of assumed stock options exercised,
     if dilutive.....................................        --         --      8,898
                                                       --------   --------   --------
  Weighted average and dilutive potential shares
     outstanding.....................................   627,372    545,532    554,202
                                                       ========   ========   ========
          Earnings (loss) per share assuming
            dilution.................................  $   (.97)  $   (.01)  $    .52
                                                       ========   ========   ========

NOTE 14 -- OTHER COMPREHENSIVE INCOME

     Other comprehensive income components and related taxes were as follows:

                                                              1999    1998   1997
Unrealized holding gains (losses) on securities
  available-for-sale........................................  $(287)  $10    $ 32
Less reclassification adjustments for gains and losses later
  recognized in income......................................     --    --      --
                                                              -----   ---    ----
          Net unrealized gains..............................   (287)   10      32
Tax effect..................................................    113    (4)    (12)
                                                              -----   ---    ----
          Other comprehensive income........................  $(174)  $ 6    $ 20
                                                              =====   ===    ====

                           FIRST SHARES BANCORP, INC.

NOTE 15 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     Carrying amount and estimated fair values of financial instruments were as follows at year-end.

                                                            1999                  1998
                                                     -------------------   -------------------
                                                     CARRYING     FAIR     CARRYING     FAIR
                                                      AMOUNT     VALUE      AMOUNT     VALUE
Financial assets
  Cash and cash equivalents........................  $  2,649   $  2,649   $  4,674   $  4,674
  Securities available for sale....................    16,875     16,875      8,535      8,535
  Securities held to maturity......................       617        616      1,334      1,341
  Loans held for sale..............................       601        601         --         --
  Loans, net.......................................    44,996     45,255     26,305     26,722
  Federal Home Loan Bank stock.....................       129        129        126        126
  Accrued interest receivable......................       318        318        329        329
Financial liabilities
  Deposits.........................................   (62,987)   (63,230)   (38,107)   (38,266)
  Federal Home Loan Bank advances..................      (800)      (800)        --         --
  Accrued interest payable.........................      (187)      (187)       (94)       (94)

     The methods and assumptions used to estimate fair value are described as follows:

     Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing and repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

NOTE 16 -- BRANCH ACQUISITION

     Effective February 2000, the Bank signed a definitive agreement to acquire a branch located in Nashville, Indiana. Under the terms of the agreement, the Bank will acquire the deposits totaling approximately $14,000, selected loans totaling approximately $5,500 in addition to all physical facilities. Intangibles associated with this purchase will be approximately $1,200. The transaction is subject to regulatory approval and is expected to close in the second quarter of 2000.

                           FIRST SHARES BANCORP, INC.

NOTE 17 -- PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

     Condensed financial information of First Shares Bancorp, Inc. follows:

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                     ASSETS

                                                               1999     1998
Cash and cash equivalents...................................  $   37   $   63
Investment in and advances to banking subsidiaries..........   4,566    4,407
Other assets................................................      58       46
                                                              ------   ------
          Total assets......................................  $4,661   $4,516
                                                              ======   ======

                           LIABILITIES AND EQUITY

Accrued expenses and other liabilities......................  $   64   $   31
Shareholders' equity........................................   4,597    4,485
                                                              ------   ------
          Total liabilities and shareholders' equity........  $4,661   $4,516
                                                              ======   ======

                       CONDENSED STATEMENTS OF OPERATIONS
                        DECEMBER 31, 1999, 1998 AND 1997

                                                              1999    1998   1997
Dividends from banking subsidiaries.........................  $  89   $91    $ 89
Other income................................................      2    --      --
Other expense...............................................     25    21      30
                                                              -----   ---    ----
Income before income tax and undistributed subsidiary
  income....................................................     66    70      59
Income tax expense (benefit)................................     --    (7)     (5)
Equity in undistributed subsidiary income...................   (675)  (83)    224
                                                              -----   ---    ----
          Net income........................................  $(609)  $(6)   $288
                                                              =====   ===    ====

                           FIRST SHARES BANCORP, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                        DECEMBER 31, 1999, 1998 AND 1997

                                                               1999     1998   1997
Cash flows from operating activities
  Net income/(loss).........................................  $  (609)  $ (6)  $ 288
  Adjustments:
     Stock option compensation expense......................        9     10      19
     Equity in undistributed subsidiary income..............      675     83    (224)
     Change in other assets.................................      (19)    11      11
     Change in other liabilities............................       33     --       9
                                                              -------   ----   -----
          Net cash from operating activities................       89     98     103
Cash flows from financing activities
  Contribution to subsidiary................................   (1,000)    --      --
  Issuance of common stock..................................      997     --      --
  Net purchase/reissue of treasury stock....................      (23)     1       5
  Dividends paid............................................      (89)   (91)    (89)
                                                              -------   ----   -----
          Net cash from financing activities................     (115)   (90)    (84)
                                                              -------   ----   -----
Net change in cash and cash equivalents.....................      (26)     8      19
Beginning cash and cash equivalents.........................       63     55      36
                                                              -------   ----   -----
Ending cash and cash equivalents............................  $    37   $ 63   $  55
                                                              =======   ====   =====

             ------------------------------------------------------
             ------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THOSE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................     1
Risk Factors.........................     6
Recent Developments..................    10
Use of Proceeds......................    10
Dividend Policy......................    11
Capitalization.......................    12
Selected Consolidated Financial and
  Other Data.........................    13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    14
Business.............................    27
Management...........................    33
Principal Shareholders...............    37
Supervision and Regulation...........    39
Description of Capital Stock.........    49
Shares Eligible for Future Sale......    52
Underwriting.........................    54
Legal Opinions.......................    55
Experts..............................    56
Index to Financial Statements........   F-1

     UNTIL             , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
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                                 750,000 SHARES

                       [FIRST SHARES BANCORP, INC. LOGO]

                                  FIRST SHARES
                                 BANCORP, INC.
                                  COMMON STOCK
                       ---------------------------------

                                   PROSPECTUS
                       ---------------------------------
                                 DAVID A. NOYES
                                   & COMPANY
                                     , 2000
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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     First Shares is an Indiana corporation. First Shares' officers and directors are and will be indemnified under Indiana law and the amended articles of incorporation of First Shares against certain liabilities. Chapter 37 of The Indiana Business Corporation Law (the "IBCL") requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. First Shares' amended articles of incorporation do not contain any provision prohibiting such indemnification.

     The IBCL also permits a corporation to indemnify a director, officer, employee or agent who is made a party to a proceeding because the person was a director, officer, employee or agent of the corporation against liability incurred in the proceeding if (i) the individual's conduct was in good faith and
(ii) the individual reasonably believed (A) in the case of conduct in the individual's official capacity with the corporation that the conduct was in the corporation's best interests and (B) in all other cases that the individual's conduct was at least not opposed to the corporation's best interests and (iii) in the case of a criminal proceeding, the individual either (A) had reasonable cause to believe the individual's conduct was lawful or (B) had no reasonable cause to believe the individual's conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.

     First Shares' amended articles of incorporation provide for certain additional limitations of liability and indemnification. The amended articles of incorporation provide that a director shall not be personally liable to First Shares or its shareholders for an action taken as a director, or any failure to take any action, unless (1) the director has breached or failed to perform the duties of the director's office in compliance with the Articles of Incorporation and (2) the breach or failure to perform constitutes willful misconduct or recklessness. Another section of the amended articles of incorporation generally provides that any director or officer of First Shares or any person who is serving at the request of First Shares as a director, officer, employee or agent of another entity shall be indemnified and held harmless by First Shares to the fullest extent authorized by the IBCL against all expense, liability and loss (including attorneys' fees, judgments, fines certain employee benefits excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with a civil, criminal, administrative or investigative action, suit or proceeding to which such person is a party by reason of the person's service with or at the request of First Shares. This section of the amended articles of incorporation also provides such persons with certain rights to be paid by First Shares the expenses incurred in defending any such proceeding in advance of the final disposition and the right to enforce indemnification claims against First Shares by bringing suit against First Shares.

     First Shares' amended articles of incorporation authorize First Shares to maintain insurance to protect itself and any director, officer, employee or agent of First Shares or another corporation, partnership, joint venture, trust or other entity against expense, liability or loss, whether or not First Shares would have the power to indemnify such person against such expense, liability or loss under the IBCL. First Shares currently maintains such insurance.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee............................................   $  2,500
NASD Fee....................................................      1,500
Listing Fee.................................................      6,500
Printing and Engraving Expenses.............................     50,000
Legal Fees and Expenses.....................................    125,000
Accounting Fees and Expenses................................     30,000
Blue Sky Fees and Expenses..................................     20,000
Miscellaneous...............................................     14,500
                                                               --------
          Total.............................................   $250,000
                                                               ========

ITEM 3. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

     On April 19, 1999, First Shares Bancorp, Inc. issued and sold the following number of shares of its common stock (as adjusted for the subsequent 6 for 1 stock split) at their book value to the following persons for the following cash consideration. These sales were made in reliance on the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended.

                                                               NUMBER         CASH
PURCHASER                                                     OF SHARES   CONSIDERATION
Jerry R. Engle..............................................   44,166       $361,646
  President and Chief Executive Officer

John B. Ditmars.............................................   12,216        100,029
  Executive Vice President, First Bank

Frank A. Rogers.............................................   47,340        387,636
  Chairman of the Board of Directors

Gary Lewis..................................................   18,006        147,439
  Director

ITEM 5. INDEX TO EXHIBITS.

     The following exhibits are filed with this Registration Statement:

          1              -- Form of Underwriting Agreement(1)
          3.1            -- Articles of Incorporation of First Shares Bancorp, Inc.
                            and amendments
          3.2            -- Bylaws of First Shares Bancorp, Inc.
          4              -- Specimen Common Stock Certificate
          5              -- Opinion and consent of Bose McKinney & Evans LLP
                            regarding legality of the securities being registered
         10.1            -- 1996 Stock Option Plan
         10.2            -- 1999 Amended and Restated Stock Option Plan
         10.3            -- Employment Agreement of Jerry R. Engle
         10.4            -- Form of Director Deferred Compensation Agreements
         10.5            -- Deferred Compensation Agreement dated October 26, 1999
                            between First Bank and H. Dean Hawkins and Termination of
                            First Bank Deferred Compensation Agreement for H. Dean
                            Hawkins dated January 31, 2000
         10.6            -- Purchase and Assumption Agreement between Huntington
                            Bancshares Incorporated, The Huntington National Bank and
                            First Bank
         10.7            -- Lease Agreement dated March 29, 1999 between Greenwood
                            ICC Realty, LLC and First State Bank
         10.8            -- Lease dated April 12, 1999 between M. Kenton and Linda S.
                            Franklin and First State Bank
         10.9            -- Lease dated December 8, 1999 between G & P Real Estate,
                            LLC and First Bank
         21              -- Subsidiaries of First Shares Bancorp, Inc.
         23.1            -- Consent of Crowe, Chizek and Company LLP
         23.2            -- Consent of Bose McKinney & Evans LLP (included in Exhibit
                            5)
         24              -- Powers of Attorney
         27              -- Financial Data Schedule

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(1) To be filed by amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood, State of Indiana, on March 2, 2000.

                                            FIRST SHARES BANCORP, INC.

                                            By:     /s/ JERRY R. ENGLE
                                              ----------------------------------
                                                        Jerry R. Engle
                                                          President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 2, 2000 by the following persons in the capacities indicated.

                      SIGNATURE                                            TITLE
                  FRANK A. ROGERS*                     Chairman of the Board and Director
-----------------------------------------------------
                   Frank A. Rogers

                 /s/ JERRY R. ENGLE                    Director and President and Chief Executive
-----------------------------------------------------    Officer (Principal Executive Officer)
                   Jerry R. Engle

                    JOHN DITMARS*                      Executive Vice President and Chief Operating
-----------------------------------------------------    Officer (Principal Operating Officer)
                    John Ditmars

                 KIMBERLY B. KLING*                    Secretary, Treasurer and Chief Financial
-----------------------------------------------------    Officer (Principal Accounting Officer)
                  Kimberly B. Kling

                   RALPH M. FOLEY*                     Director
-----------------------------------------------------
                   Ralph M. Foley

                  H. DEAN HAWKINS*                     Director
-----------------------------------------------------
                   H. Dean Hawkins

                   GARY W. LEWIS*                      Director
-----------------------------------------------------
                    Gary W. Lewis

                   R.J. MCCONNELL*                     Director
-----------------------------------------------------
                   R.J. McConnell

                WILLIAM J. MEREDITH*                   Director
-----------------------------------------------------
                 William J. Meredith

                 NORMAN D. STOCKTON*                   Director
-----------------------------------------------------
                 Norman D. Stockton

*By:      /s/ JERRY R. ENGLE
     -------------------------------
             Jerry R. Engle
            Attorney-in-Fact